Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-10735

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 6, 2003

PROSPECTUS SUPPLEMENT

(To prospectus dated August 4, 2003)

6,000,000 Shares

Common Stock

ZymoGenetics, Inc. is selling all of the shares.

Our common stock is quoted on The Nasdaq National Market under the symbol “ZGEN.” On October 3, 2003, the last sale price of our common stock as reported on The Nasdaq National Market was $15.56 per share.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to ZymoGenetics	$	$

The underwriters may also purchase up to an additional 900,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about October     , 2003.

Joint Book-Running Managers

Merrill Lynch & Co.	Bear, Stearns & Co. Inc.

Pacific Growth Equities, LLC	U.S. Bancorp Piper Jaffray

The date of this prospectus supplement is                     , 2003.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and the financial statements incorporated by reference into this prospectus supplement, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement will apply and supersede that information in the accompanying prospectus. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Our Company

We are focused on the discovery, development and commercialization of therapeutic proteins for the treatment of human disease. We have been active in the area of therapeutic proteins for over 20 years, including 12 years as a wholly owned subsidiary of Novo Nordisk A/S, one of the world’s largest producers of therapeutic proteins. We have contributed to the discovery or development of five recombinant protein products currently on the market, which had aggregate sales in 2002 in excess of $2 billion.

Our Pipeline of Product Candidates

We have a growing pipeline of potential products that we expect to develop on our own or in collaboration with partners. Two of our most advanced internal product candidates, rFactor XIII and rhThrombin, are recombinant versions of proteins that are currently marketed in forms derived from human or cow blood. Our intent is to replace the currently marketed versions, building on our established expertise in recombinant protein production methods.

•	rFactor XIII is a blood-clotting agent in development for the treatment of bleeding disorders associated with Factor XIII deficiency. Our initial indications are genetic Factor XIII deficiency and bleeding complications resulting from cardiopulmonary bypass surgery. We expect to complete three Phase 1 clinical trials of rFactor XIII in 2003 in pursuit of these indications. In the first Phase 1 trial examining the safety of rFactor XIII in 50 healthy volunteers, the product candidate was well tolerated and no serious adverse events were observed.

•	rhThrombin is a topical hemostatic agent for the control of bleeding during surgical procedures. We intend to study rhThrombin in several different surgical indications, which we believe will enable us to pursue a broad label for rhThrombin as a surgical hemostat. We expect to begin clinical development of rhThrombin by the end of 2003. We recently entered into a contract manufacturing agreement with Abbott Laboratories for the production of rhThrombin at commercial scale.

Our bioinformatics efforts, in combination with our biology expertise, have yielded numerous novel proteins with potential medical relevance. Our most advanced bioinformatics-derived product candidates are:

•	TACI-Ig, a soluble receptor with potential applications for the treatment of autoimmune diseases, including systemic lupus erythematosus. We are developing TACI-Ig in collaboration with Serono S.A., a leading global biotechnology company. Together with Serono, we recently began a Phase 1 clinical trial of TACI-Ig.

•	Interleukin-21 (IL-21), a protein with potential applications for the treatment of cancer, which we are developing in North America and which Novo Nordisk is developing in the rest of the world. We intend to pursue malignant melanoma and renal cell carcinoma as initial indications for IL-21. Subject to the outcome of initial clinical studies, we intend to expand the IL-21 clinical program into additional cancer indications and, potentially, into the treatment of viral diseases. We plan to begin clinical development of IL-21 in the first half of 2004.

In addition, we have a deep pipeline of novel, proprietary proteins that are potential future product candidates. We are currently evaluating several of these proteins in preclinical studies to establish their potential for treating diseases and medical conditions such as thrombosis, viral infections, psoriasis, diabetic gastroparesis and cartilage repair. We also have approximately 50 proteins in various stages of exploratory research.

Our Commercialization Strategy

We are pursuing a three-pronged commercialization strategy to retain significant commercial rights to our product candidates under development. We intend to internally develop and commercialize product candidates where we believe the clinical trials and sales force requirements are manageable. We intend to partner with other companies to co-develop and co-promote other product candidates in cases where we do not have access to the infrastructure required for development and commercialization. Finally, we plan to out-license other product candidates and intellectual property that do not fit within our future commercial focus.

We have established collaborations with pharmaceutical and biotechnology companies to enhance our internal development capabilities and to offset a substantial portion of the financial risk of developing our product candidates. At the same time, we maintain substantial rights to the product candidates covered by these collaborations, which provide us the opportunity to participate in a significant portion of the potential economic benefit from successful development and commercialization. Our most significant collaboration partners include Novo Nordisk and Serono S.A.

Our Discovery Focus

Early in our history, we built a core focus on protein chemistry and molecular and cellular biology. In the mid-1990’s, we developed an advanced bioinformatics program that now represents the foundation of our discovery efforts. We were early to recognize the opportunity of genomics and were a pioneer in the use of bioinformatics tools to mine genomic databases. We focus our bioinformatics-based discovery efforts on the relatively small subset of genes that we believe have the highest probability of coding for proteins with therapeutic potential. Specifically, we focus on key protein categories that have known members with proven therapeutic value or potent biological activity. We believe this approach increases our research efficiency and maximizes our chances of commercial success.

Our expertise in biology and protein chemistry strengthens our ability to determine the biological function and potential therapeutic utility of our protein candidates early in the discovery process. Determining biological function and therapeutic utility at an early stage improves our prospects of establishing patent priority by enabling us to file detailed patent applications covering both composition of matter and method of use claims. We have issued patents covering all four of our product candidates under development. In total, we have more than 275 issued or allowed United States patents and over 260 United States patent applications pending.

Our History

We were established in 1981. Our early focus on the development of production systems for recombinant proteins led to a 1982 collaboration with Novo Nordisk relating to the development of recombinant human insulin. Novo Nordisk acquired a minority equity interest in us in connection with this collaboration. In 1988, Novo Nordisk acquired our remaining outstanding capital stock and we became a wholly owned subsidiary. From 1988 to 2000, we were the protein discovery operation for Novo Nordisk in North America, during which time Novo Nordisk provided approximately $450 million in funding to us.

In November 2000, Novo Nordisk effected a significant restructuring. As part of this restructuring, we became an independent company in a transaction that included a $150 million private placement and the reduction of Novo Nordisk’s ownership to less than 50% of our outstanding voting stock. In connection with our separation from Novo Nordisk, we entered into an agreement that provides Novo Nordisk the option to license from us certain rights to a limited number of proteins in exchange for annual payments of $7.5 million as well as up-front, milestone and other payments once an option is exercised. To date, Novo Nordisk has exercised options to license three proteins outside North America pursuant to this agreement. We believe we will continue to actively collaborate with Novo Nordisk on various projects. At the same time, our independent status provides us with the opportunity to develop a broad portfolio of therapeutic protein-based products either independently or in collaboration with other companies. In February 2002, we completed our initial public offering.

We were incorporated in the state of Washington on June 22, 1981. Our principal executive offices are located at 1201 Eastlake Avenue East, Seattle, WA 98102. Our telephone number is (206) 442-6600. Our website is www.zymogenetics.com. Information contained on our website does not constitute a part of this prospectus supplement. Unless the context requires otherwise, in this prospectus supplement the terms “ZymoGenetics,” “we,” “us” and “our” refer to ZymoGenetics, Inc. In addition, references to “Novo Nordisk” include references to Novo A/S, Novo Nordisk A/S, Novo Nordisk of North America, Inc., Novo Nordisk Pharmaceuticals, Inc., Novo Industri A/S, Novozymes A/S and Novo Nordisk A/S, Enzymes Business.

“ZYMOGENETICS” is a registered trademark of ZymoGenetics. This prospectus supplement also includes trademarks, trade names and service marks of other companies. Use by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

The Offering

Common stock offered by ZymoGenetics	6,000,000 shares

Common stock to be outstanding after this offering	52,080,292 shares

Use of proceeds	For clinical and preclinical development of existing product candidates, discovery and development of additional product opportunities, capital expenditures and working capital, and other general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	ZGEN

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2003. This number does not include:

•	an aggregate of 9,365,053 shares of common stock subject to outstanding options as of June 30, 2003, under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan, at a weighted average exercise price of $5.14 per share; and

•	an additional 1,604,266 shares of common stock reserved for future stock option grants and restricted stock awards as of June 30, 2003 under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan.

Summary Financial Data

You should read the summary financial data set forth below in conjunction with the financial statements, notes to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement. The statement of operations data for the years ended December 31, 1998 and 1999 have been derived from our audited financial statements that are not incorporated by reference into this prospectus supplement. The statement of operations data for each of the three years in the period ended December 31, 2002 have been derived from our audited financial statements that are incorporated by reference into this prospectus supplement. The unaudited statement of operations data for the six months ended June 30, 2002 and June 30, 2003 and the unaudited balance sheet data as of June 30, 2003 are derived from our unaudited financial statements that are incorporated by reference into this prospectus supplement. These unaudited financial statements have been prepared on a basis consistent with our audited financial statements and the notes thereto and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods. Our historical results are not necessarily indicative of results to be expected for future periods.

	Years Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$66,744	$69,675	$32,464	$17,828	$52,775	$12,758	$11,954
Operating expenses:
Research and development(1)	49,886	48,415	49,337	48,052	66,469	30,702	32,569
General and administrative(2)	9,339	9,550	12,069	10,475	16,925	8,939	6,673
Noncash stock-based compensation expense	—	—	—	3,507	7,188	3,626	3,664

Total operating expenses	59,225	57,965	61,406	62,034	90,582	43,267	42,906

Income (loss) from operations	7,519	11,710	(28,942)	(44,206)	(37,807)	(30,509)	(30,952)
Interest and other income (expense), net	(528)	166	4,458	7,237	7,391	3,574	4,388

Income (loss) before provision for income taxes	6,991	11,876	(24,484)	(36,969)	(30,416)	(26,935)	(26,564)
Benefit (provision) for income taxes	(1,273)	(2,454)	(5,893)	90	—	—	—

Net income (loss)	5,718	9,422	(30,377)	(36,879)	(30,416)	(26,935)	(26,564)
Preferred stock dividend and accretion	—	—	(2,903)	(20,610)	(1,718)	(1,718)	—

Net income (loss) attributable to common shareholders	$5,718	$9,422	$(33,280)	$(57,489)	$(32,134)	$(28,653)	$(26,564)

Basic net income (loss) per share	$0.68	$1.11	$(3.38)	$(4.85)	$(0.75)	$(0.73)	$(0.58)

Diluted net income (loss) per share	$0.48	$0.80	$(3.38)	$(4.85)	$(0.75)	$(0.73)	$(0.58)

Weighted-average shares used in computing basic net income (loss) per share	8,455	8,455	9,846	11,846	42,578	39,325	45,944

Weighted-average shares used in computing diluted net income (loss) per share	11,793	11,793	9,846	11,846	42,578	39,325	45,944

(1)	Excludes noncash stock-based compensation expense for the years ended December 31, 2001 and 2002 of $2,109 and $4,543, respectively, and for the six months ended June 30, 2002 and 2003 of $2,461 and $2,379, respectively.
(2)	Excludes noncash stock-based compensation expense for the years ended December 31, 2001 and 2002 of $1,398 and $2,645, respectively, and for the six months ended June 30, 2002 and 2003 of $1,165 and $1,285, respectively.

The following table presents balance sheet data as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis reflecting the receipt by us of the net proceeds from the sale of 6,000,000 shares of common stock in this offering at an assumed public offering price of $15.56 per share, after deducting the estimated underwriting discount and estimated offering expenses.

	June 30, 2003
	Actual	As Adjusted
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$253,089	$340,447
Working capital	245,082	332,440
Total assets	284,737	372,095
Total shareholders’ equity	246,283	333,641

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference into this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We have limited experience in developing products.

We have not yet developed or commercialized any products on our own. Our contributions to the discovery or development of certain therapeutic proteins currently on the market do not indicate that we will be able to successfully develop products alone. Our work relating to these marketed products did not include clinical trials, manufacturing, marketing or other late-stage development or commercialization activities. We have limited experience with product development activities and may not be successful in developing or commercializing any products.

Any failure or delay in commencing or completing clinical trials for product candidates could severely harm our business.

The successful commercialization of any product candidates will depend on regulatory approval in each market in which we, our collaborators or our licensees intend to market the product candidates. Each of our product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are time-consuming and expensive and together take several years to complete, and to date we have not completed the clinical testing of any product candidate on our own. The commencement and completion of clinical trials for our product candidates may be delayed by many factors, including:

•	our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during the clinical trials;

•	unforeseen safety issues or side effects; and

•	governmental or regulatory delays.

It is possible that none of our product candidates, whether developed on our own, with collaborators or by licensees, will complete clinical trials in any of the markets in which we, our collaborators or licensees intend to sell those product candidates. Accordingly, we, our collaborators or licensees may not receive the regulatory approvals needed to market our product candidates in any markets. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates could severely harm our business.

Clinical trials may fail to demonstrate the safety and effectiveness of our product candidates, which could prevent or significantly delay their regulatory approval.

Clinical trials involving our product candidates may reveal that those candidates are ineffective, are unacceptably toxic or have other unacceptable side effects. In addition, data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Likewise, the results of preliminary studies do not predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage trials. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. For example, in 1998, Amgen Inc. halted Phase 3 clinical trials in the United States relating to our product candidate Thrombopoietin in the treatment of chemotherapy-induced thrombocytopenia after reports of the development of neutralizing antibodies in both cancer patients and volunteer donors in platelet donation trials. In addition, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts for these product candidates. For example, in 2001, Celltech Group plc discontinued development of platelet-derived growth factor receptor antibody, a product candidate that Celltech licensed from us and designated as CDP 860, for the treatment of restenosis. Celltech concluded that the Phase 2 clinical trial results did not justify further development of CDP 860 as a restenosis therapy.

We may be unable to satisfy the rigorous government regulations relating to the development and commercialization of our product candidates.

Any failure to receive the regulatory approvals necessary to commercialize our product candidates could severely harm our business. Our product candidates are subject to extensive and rigorous government regulation. The FDA regulates, among other things, the collection, testing, manufacturing, safety, efficacy, potency, labeling, storage, record keeping, advertising, promotion, sale and distribution of therapeutic products. If our potential products are marketed abroad, they will also be subject to extensive regulation by foreign governments. None of our product candidates has been approved for sale in the United States or any foreign market, and we have only limited experience in filing and pursuing applications necessary to gain regulatory approvals.

The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the product candidate’s safety and effectiveness. The approval process typically takes many years to complete and may involve ongoing requirements for post-marketing studies. In addition, we may not achieve FDA approval of a product candidate even if we have met our internal safety and efficacy criteria and completed clinical trials. Also, any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. In addition, government regulation may result in:

•	prohibitions or significant delays in the marketing of potential products;

•	discontinuation of marketing of potential products; and

•	limitations of the indicated uses for which potential products may be marketed.

If we fail to comply with the laws and regulations pertaining to our business, we may be subject to sanctions, including the temporary or permanent suspension of operations, product recalls, marketing restrictions and civil and criminal penalties.

Because we currently do not have the capability to manufacture materials for clinical trials or for commercial sale, we will have to rely on third parties to manufacture our potential products, and we may be unable to obtain required quantities in a timely manner or on acceptable terms, if at all.

We currently do not have the manufacturing facilities necessary to produce materials for clinical trials or commercial sale, and we have only limited capabilities to produce materials for preclinical studies. We intend to rely on collaborators and third-party contract manufacturers and suppliers to produce or provide the quantities of drug materials needed for preclinical studies, clinical trials and commercialization of our potential products. We will have to rely on these manufacturers and suppliers to deliver materials on a timely basis and to comply with regulatory requirements, including current GMP regulations enforced by the FDA through its facilities inspection program. These manufacturers and suppliers may not be able to meet our needs with respect to timing, quantity or quality of materials, and may fail to satisfy applicable regulatory requirements with respect to the manufacturing of these materials. In addition, agreements that we have entered into with third-party contract manufacturers in the past contain, and any contracts that we enter into with third-party contract manufacturers in the future may contain, limitations on the quantities of drug materials that such manufacturers will produce, and we may not be able to increase or decrease the supply of drug materials based on unanticipated changes in demand. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we encounter delays in the delivery of materials from, or difficulties in our relationships with, manufacturers, our preclinical studies and clinical trials may be delayed. Delays in preclinical studies could postpone the filing of investigational new drug applications or the initiation of clinical trials, and delays in clinical trials could postpone the subsequent submission of product candidates for regulatory approval and market introduction. For example, we have experienced delays in receiving vialed rhThrombin from our third-party supplier. Any future delays in receiving rhThrombin from this supplier could delay the initiation of our Phase 1 clinical trial of this product candidate.

We may not be successful in developing internal manufacturing capabilities or complying with applicable manufacturing regulations.

We are in the process of expanding our facilities to include dedicated small-scale GMP manufacturing suites for the production of therapeutic proteins for use in preclinical and clinical testing. We may be unable to establish the internal manufacturing capabilities necessary to develop our potential products. Therapeutic proteins are often more difficult and expensive to manufacture than other classes of drugs, and the manufacture of therapeutic proteins may not be commercially feasible. Also, we will be required to adhere to rigorous GMP regulations in the manufacture of therapeutic proteins. Assuming we successfully complete construction of our planned small-scale GMP manufacturing suites, we will need to hire and train employees to staff them. These initial manufacturing suites will not provide us with the capability to produce drug materials for commercial sale. To develop this capability we would need to acquire larger manufacturing facilities. If any of our future facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of our product candidates may not be granted. In complying with these regulations and any applicable foreign regulatory requirements, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that our potential products meet applicable specifications and other requirements. Any failure to comply with these requirements may subject us to regulatory sanctions and delay or interrupt our development and commercialization efforts.

In addition, some of the inventions licensed to us were initially developed at universities or other not-for-profit institutions with funding support from an agency of the United States government. In accordance with federal law, we or our licensees may be required to manufacture products covered by patents in those inventions in the United States, unless we can obtain a waiver from the government on the basis that such domestic manufacture is not commercially feasible. We have not attempted to secure any such waivers from the government, and do not know if they would be available if sought. If we are not able to obtain such waivers on a timely basis, we might be forced to seek manufacturing arrangements at higher prices, or on otherwise less favorable terms, than might be available to us in the absence of this domestic manufacturing requirement.

Because we will depend on third parties to conduct laboratory tests and clinical trials, we may encounter delays in or lose some control over our efforts to develop product candidates.

We will rely on third parties to design and conduct laboratory tests and clinical trials for us. If we are unable to obtain these services on acceptable terms, we may not be able to complete our product development efforts in a timely manner. Also, because we will rely on third parties for laboratory tests and clinical trials, we may lose some control over these activities or be unable to manage them appropriately, or may become too dependent on these parties. These third parties may not complete the tests or trials on schedule or when we request, and the tests or trials may be methodologically flawed or otherwise defective. Any delays or difficulties associated with third-party laboratory tests or clinical trials may delay the development of our product candidates.

Because we currently have no sales or marketing capabilities, we may be unable to successfully commercialize our potential products.

We currently have no direct sales capabilities or marketing capabilities. We expect that in the future we will rely on collaborators or other third parties to market any products that we may develop. These third parties may not be successful in marketing our potential products, and we will have little or no control over their marketing efforts. In addition, we may co-promote our potential products or retain marketing rights in North America to these products. If we decide to market products directly, we will need to incur significant additional expenses and commit significant additional management resources to develop effective sales and marketing capabilities. We may not be able to establish these capabilities despite these additional expenditures. In addition, co-promotion or other marketing arrangements with third parties to commercialize potential products could significantly limit the revenues we derive from these products.

Our bioinformatics-based discovery strategy is unproven, and we do not know whether we will be able to discover any genes or proteins of commercial value.

We do not know whether our bioinformatics-based therapeutic protein discovery strategy will yield commercially valuable products because we are in the early stages of development. For most of our corporate existence, we relied on exploratory biology to study particular diseases and medical conditions and to find potential treatments. We shifted our emphasis to bioinformatics-based discovery relatively recently. Bioinformatics is the use of high-powered computers, software and analytical tools to interpret DNA sequence data and to assist in identifying those genes and proteins that are likely to play a meaningful role in human health. We use bioinformatics to discover genes and their corresponding proteins in genomic databases, with the goal of developing therapeutic protein-based products based on these discoveries. We have only recently begun clinical testing of our first product candidates discovered through our bioinformatics-based efforts, and we are not aware of any other company that has successfully commercialized products derived from bioinformatics-based research. Our bioinformatics-based strategy may not result in the successful development or commercialization of any products.

We may not be able to develop commercially viable products from the key protein categories on which we focus.

We may not be able to identify any new therapeutic proteins of commercial value in the key therapeutic protein categories we target in our research and development efforts. We will need to continue to develop approaches to establish the functions of proteins to find therapeutic protein candidates. Prior successes of other companies in commercializing protein-based products derived from these categories provide no indication that we will be able to establish the medical utility of any therapeutic proteins within these categories beyond those that have already been identified. Also, we may not be able to successfully commercialize any novel therapeutic proteins we have discovered or may discover in the future. In addition, some of the protein categories we concentrate on have not yielded any successful therapeutic protein products or late-stage clinical trial candidates. Research and development efforts we expend on these categories may prove ineffective and may detract from our efforts to discover and develop therapeutic proteins within those categories that have shown more promise. Also, by focusing on specific categories of proteins, we may overlook other therapeutic proteins not contained in these categories that ultimately will be successfully commercialized by others. In addition, other classes of drugs may prove to have superior therapeutic benefits or be easier and more cost-effective to produce than therapeutic proteins.

The availability of novel genomic data continues to decrease, which affects our ability to discover entirely novel therapeutic proteins.

We have relied on the generation of new genomic data for the discovery of novel genes and proteins. Because the flow of genomic data has slowed, it has become increasingly difficult for us to discover novel genes through the analysis of this data. This decrease in the rate of generation of novel sequence data has impaired our ability to discover entirely novel therapeutic proteins, and we will need to continue to develop approaches to find difficult-to-recognize proteins in order to discover novel proteins.

Our patent applications may not result in issued patents, and our competitors may commercialize the discoveries we attempt to patent.

Our pending patent applications covering genes and their corresponding proteins may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related therapeutic protein-based product candidates we may want to commercialize. In addition, other parties have filed or may file patent applications that cover genes, proteins or related discoveries or technologies similar or identical to those covered in our patent applications. Because patent applications in the United States historically have been maintained in secrecy until a patent issues, other parties may have filed patent applications on genes or their corresponding proteins before we filed applications covering the same genes or proteins, and we may not be the first to discover these genes or proteins. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice with respect to the claimed inventions.

Third parties may infringe our patents or challenge their validity or enforceability.

Third parties may infringe our patents or may initiate proceedings challenging the scope, validity or enforceability of our patents. The issuance of a patent is not conclusive as to its scope, validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed or described in our patents without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts.

Furthermore, third parties may independently develop intellectual property similar to our patented intellectual property, which could result in, among other things, interference proceedings in the United States Patent and Trademark Office to determine priority of discovery or invention. Interference proceedings could result in the loss of or significant limitations on patent protection for our discoveries or technologies. Responding to interference proceedings or other challenges initiated by third parties may require significant expenditures and divert the attention of our management and key personnel from other business concerns.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products.

Third parties may claim that our potential products or related technologies infringe their patents. Patent litigation is very common in the biopharmaceutical industry, and the risk of infringement claims is likely to increase as the industry expands and as other companies obtain more patents and increase their efforts to discover genes through automated means and to develop proteins. Any patent infringement claims or similar legal impediments that might be brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may be able to obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Issued patents may not provide us with any competitive advantage or provide meaningful protection against competitors.

Issued patents may not provide us with any competitive advantage. Although we have a number of issued patents, the discoveries or technologies covered by these patents may not have any value. In addition, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. Some companies are currently attempting to develop therapeutic protein-based products substantially equivalent to products patented by other parties by altering the amino acid sequence within the therapeutic protein-based product and declaring the altered product a new product. It may be easier to develop substantially equivalent versions of therapeutic protein-based products such as monoclonal antibodies and soluble receptors than it is to develop substantially equivalent versions of the proteins with which they interact because there is often more than one antibody or receptor that has the same therapeutic effect. Consequently, any existing or future patents we have that cover monoclonal antibodies or soluble receptors may not provide any meaningful protection against competitors. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope. For example, other parties may discover uses for genes or proteins different from the uses covered in our patents, and these other uses may be separately patentable. If another party holds a patent on the use or manufacture of a gene or protein, then even if we hold the patent covering the composition of matter of the gene or protein itself, that other party could prevent us from selling any product directed to such use or using the manufacturing method covered by the other party’s patent. Also, other parties may have patents covering the composition of matter of genes or proteins for which we have patents covering only methods of use or methods of manufacture of these genes or proteins. Furthermore, the patents we hold relating to recombinant human proteins, such as our patents covering rFactor XIII or rhThrombin, may not prevent competitors from developing, manufacturing or selling other versions of these proteins. Moreover, although we hold patents relating to the manufacture of recombinant human thrombin, we have no composition of matter patent protection covering thrombin. Accordingly, we may not be able to prevent other parties from commercializing competing forms of recombinant human thrombin or thrombin made through different manufacturing methods.

The patent field relating to therapeutic protein-based products is subject to a great deal of uncertainty, and if patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize products based on proteins that we discovered.

The patent protection available for genes, proteins and therapeutic protein-based products is highly uncertain and involves complex legal and factual questions that determine who has the right to develop a particular product. No consistent case law has emerged regarding the breadth of patents in this area. There have been, and continue to be, policy discussions concerning the scope of patent protection that should be awarded to genes and their corresponding proteins. Social and political opposition to patents on genes may lead to narrower patent protection for genes and their corresponding proteins. Patent protection relating to genes and therapeutic protein-based products is also subject to a great deal of uncertainty outside the United States, and patent laws are evolving and undergoing revision in many countries. Changes in, or different interpretations of, patent laws in the United States and other countries may result in our inability to obtain patent protection for genes or proteins we discover or to enforce patents that have been issued to us, and may allow others to use our discoveries to develop and commercialize therapeutic protein-based products.

We expect to incur significant expenses in applying for patent protection and prosecuting our patent applications.

We may fail to secure meaningful patent protection relating to any of our existing or future product candidates, discoveries or technologies despite the expenditure of considerable resources. Our success depends significantly on the establishment of patent protection for the genes, proteins and related technologies we discover or invent. Consequently, we intend to continue our substantial efforts in applying for patent protection and prosecuting pending and future patent applications. These efforts have historically required the expenditure of considerable time and money, and we expect that they will continue to require significant expenditures. If future changes in United States or foreign patent laws complicate or hinder our efforts to obtain patent protection, the costs associated with patent prosecution may increase significantly.

We may be unable to protect our unpatented proprietary technology and information.

In addition to our patented intellectual property, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop equivalent technologies or independently gain access to and disclose substantially equivalent information. Disputes may arise about inventorship and corresponding rights to know-how and inventions resulting from the joint creation or use of intellectual property by us and our corporate partners, licensees, scientific and academic collaborators and consultants. In addition, confidentiality agreements and material transfer agreements we have entered into with these parties and with employees and advisors may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

Our plan to use collaborations to leverage our capabilities may not be successful.

As part of our business strategy, we have entered into collaboration arrangements with strategic partners to co-develop product candidates and will continue to evaluate similar opportunities. For our collaboration efforts to be successful, we must identify partners whose competencies complement ours. We must also successfully enter into collaboration agreements with them on terms attractive to us and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into collaboration agreements with acceptable partners or negotiating favorable terms in these agreements. Also, we may be unsuccessful in integrating the resources or capabilities of these collaborators. In addition, our collaborators may prove difficult to work with or less skilled than we originally expected. If we are unsuccessful in our collaborative efforts, our ability to develop and market product candidates could be severely limited.

We may not be able to generate any revenue from product candidates developed by collaborators or licensees if they are unable to successfully develop those candidates.

We may be unable to derive any value from product candidates developed by collaborators or licensees. Our ability to generate revenues from existing or future collaborations and license arrangements is subject to numerous risks, including:

•	the possibility that our collaborators or licensees lack sufficient financial, technical or other capabilities to develop these product candidates;

•	the length of time that it takes for our collaborators or licensees to achieve various clinical development and regulatory approval milestones;

•	the inability of collaborators or licensees to successfully address any regulatory or technical challenges they may encounter; and

•	the possibility that these product candidates may not be effective or may prove to have undesirable side effects, unacceptable toxicities or other characteristics that preclude regulatory approval or prevent or limit commercial use.

Novo Nordisk has substantial rights to license proteins we discover, which may limit our ability to pursue other collaboration or licensing arrangements or benefit from our discoveries.

As part of our separation from Novo Nordisk, we granted Novo Nordisk options to license certain rights to several of our potential therapeutic proteins under an option agreement. Although we generally retain North American rights to the proteins licensed by Novo Nordisk pursuant to this agreement, Novo Nordisk has rights to these proteins in the rest of the world. In addition, under this agreement Novo Nordisk has worldwide rights, including rights in North America, to any licensed proteins that act to generate, expand or prevent the death of insulin-producing beta cells. Novo Nordisk has already exercised options to license three proteins, and it may license other proteins in the future pursuant to this agreement. Our agreement with Novo Nordisk may:

•	preclude or delay opportunities to seek other collaborators for our product candidates, due to the fact that we cannot explore other collaboration opportunities relating to proteins subject to the agreement until after Novo Nordisk has decided not to exercise an option with respect to the protein, which decision Novo Nordisk may withhold until well into the product development cycle;

•	limit the financial benefits we may derive from product candidates by allowing Novo Nordisk to license proteins in exchange for predetermined payments and royalties and with predetermined cost-sharing arrangements, which payments and royalty rates may be less than, and which cost-sharing arrangements may be less favorable to us than, terms we might otherwise obtain in collaborative or licensing arrangements with other parties;

•	result in Novo Nordisk licensing proteins with the most therapeutic and commercial potential, leaving us with fewer or less desirable product candidates to develop on our own or with other potential collaborators; and

•	prevent us from collaborating with or licensing a product candidate to another company that, by virtue of its particular skills and capabilities, may be a more desirable collaborator or licensing partner for that particular product candidate than Novo Nordisk.

Environmental and health and safety laws may result in liabilities, expenses and restrictions on our operations.

State and federal laws regarding environmental protection, hazardous substances and human health and safety may adversely affect our business. The use of hazardous substances in our operations exposes us to the risk of accidental releases. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and fines. Future changes to environmental and health and safety laws could cause us to incur additional expenses or restrict our operations. In addition, the site where our principal headquarters and facilities are located has been listed as a contaminated property by the State of Washington due to its previous use by the City of Seattle as an electricity generating plant. The City of Seattle has agreed to defend us against and indemnify us for any claims that arise from this pre-existing contamination, except to the extent that we caused the claim through our negligence or intentional fault, or to the extent that we contributed to the contamination that is the subject of the claim, caused an increase in the clean-up costs or failed to comply with our obligations under our agreement with the City of Seattle. This indemnity may be insufficient and we may be subject to environmental liabilities or be prohibited from using or occupying some or all of the property as a result of environmental claims.

Financial and Market Risks

We anticipate incurring additional losses and may not achieve profitability.

As of June 30, 2003, we had an accumulated deficit of $168.1 million. We expect to continue to incur increasing losses over the next several years, and we may never become profitable. We are in the early stages of development as an independent company, and it will be a number of years, if ever, before we generate any revenues from our own product sales. Our revenues from existing collaborative and licensing arrangements are insufficient to cover our operating expenses, and we may never generate revenues from these or any future arrangements sufficient to cover these expenses. In addition, we will continue to incur substantial expenses relating to our research and development efforts. We anticipate that these expenses will increase as we focus on the laboratory tests and clinical trials required to obtain the regulatory approvals necessary for the sale of any products. The development of our product candidates will require significant further research, development, testing and regulatory approvals. We may not be able to complete such development or succeed in developing products that will generate revenues that will justify the costs of development.

If we do not obtain substantial additional funding on acceptable terms, we may not be able to continue to grow our business or generate enough revenue to recover our investment in research and development.

Our business does not currently generate the cash needed to finance our operations. We anticipate that we will continue to expend substantial funds on our research and development programs. We expect that these expenditures will increase significantly over the next several years as we continue to hire additional employees, expand our preclinical development activities and begin additional clinical trials. We will need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative and licensing arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders will be diluted, and these securities may have rights superior to those of our common stock. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our research or development programs. We may also be required to grant rights to third parties to develop and market product candidates that we would prefer to develop and market internally, and such rights may be granted on terms that are not favorable to us. If we were required to grant such rights, the ultimate value of these product candidates to us would be reduced.

Our operating results are subject to fluctuations that may cause our stock price to decline.

Our operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenues are unpredictable and may fluctuate due to the timing of licensing fees or the achievement of milestones under new or existing licensing and collaborative arrangements, including our option agreement with Novo Nordisk. In addition, our expenses may fluctuate from quarter to quarter due to the timing of expenses, particularly with respect to contract manufacturing and clinical and preclinical testing. For example, we expect our research and development expenses in the second half of 2003 to be substantially higher than in the first half of 2003 due to the timing of contracted activities, such as manufacturing and clinical and preclinical testing. We believe that period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future operating results. For example, for periods prior to 2000, most of our revenues represented payments received from Novo Nordisk for research and development activities we conducted on its behalf. This arrangement terminated in 2000 in connection with our separation from Novo Nordisk. It is possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock to decline.

Risks Related to Our Industry

Many of our competitors have substantially greater capabilities and resources than we do and may be able to develop and commercialize products before we do.

We may be unable to compete successfully against our current or future competitors. We expect that competition in our field will continue to be intense. We face competition from other entities involved in the research and development of therapeutic proteins, including Genentech, Inc., Human Genome Sciences, Inc. and

Curagen, Inc. We also face competition from entities developing other types of products related to particular diseases, including other biotechnology and pharmaceutical companies. Furthermore, our potential products, if approved and commercialized, may compete against well-established existing therapeutic protein-based products, many of which may be currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations.

Many of our existing and potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, these competitors may:

•	succeed in identifying genes or proteins, or developing therapeutic protein-based products, earlier than we do;

•	obtain approvals for products from the FDA or other regulatory agencies more rapidly than we do;

•	obtain patents that block or otherwise inhibit our ability to develop and commercialize our product candidates;

•	develop treatments or cures that are safer or more effective than those we propose to develop;

•	devote greater resources to marketing or selling their products;

•	introduce or adapt more quickly to new technologies or scientific advances, which could render our discovery technologies obsolete;

•	introduce products that make the continued development of our potential products uneconomical;

•	withstand price competition more successfully than we can;

•	more effectively negotiate third-party collaborative or licensing arrangements; and

•	take advantage of acquisition or other opportunities more readily than we can.

Our product candidates, even if approved by the FDA or foreign regulatory agencies, may not achieve market acceptance among hospitals, insurers or patients.

Our product candidates, even if approved by the FDA or foreign regulatory agencies, may fail to achieve market acceptance, which would impair our ability to become profitable. We believe that market acceptance of our potential products will depend on our ability to provide acceptable evidence of safety, efficacy and limited side effects, our ability to provide these potential products at reasonable prices and the availability of third-party reimbursement for these potential products. In addition, market acceptance depends on the effectiveness of our sales or marketing capabilities. To date, we have no direct sales or marketing capabilities.

If the health care system or reimbursement policies change, the prices of our potential products may fall or our potential sales may decline.

In recent years, officials have made numerous proposals to change the health care system in the United States. These proposals include measures that would limit or prohibit payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Government and other third-party payors increasingly have attempted to contain health care costs by limiting both coverage and the level of reimbursement of newly approved health care products. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted marketing approval. Governments may adopt future legislative proposals and federal, state or private payors for health care goods and services may take further action to limit payments for health care products and services. In addition, in certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. Any of these factors could limit our ability to successfully commercialize our potential products.

Negative public opinion and increased regulatory scrutiny of genetic and clinical research may limit our ability to conduct our business.

Ethical, social and legal concerns about genetic and clinical research could result in additional regulations restricting or prohibiting some of our activities or the activities of our suppliers and collaborators. In recent years, federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating the biotechnology industry. More restrictive regulations could delay preclinical studies or future clinical trials, or prevent us from obtaining regulatory approvals or commercializing any products. In addition, animal rights activists may protest our use of animals in research and development and may attempt to disrupt our operations, which could cause us to incur significant expenses and distract our management’s attention from other business concerns.

The failure to attract or retain key management or other personnel could decrease our ability to discover, develop and commercialize potential products.

We depend on our senior executive officers as well as key scientific and other personnel. Only a few of our key personnel are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. Further, we have not purchased key-person life insurance policies for any of our executive officers or key personnel. Competition for scientists and other qualified employees is intense among pharmaceutical and biotechnology companies, and the loss of qualified employees, or an inability to attract, retain and motivate the additional highly skilled employees required for the expansion of our activities, could hinder our ability to discover, develop and commercialize potential products.

We may be required to defend lawsuits or pay damages in connection with alleged or actual harm caused by our product candidates.

We face an inherent business risk of exposure to product liability claims in the event that the use of our product candidates is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. We may incur significant expenses if product liability lawsuits against us are successful. Although we maintain product liability insurance, our coverage may not be adequate to cover such claims.

Risks Related to This Offering

Our stock price may be volatile.

The market price of our common stock may fluctuate significantly in response to many factors beyond our control, including:

•	changes in the recommendations of securities analysts or changes in their financial estimates of our operating results;

•	failures in meeting performance expectations of securities analysts or investors;

•	fluctuations in the valuations of companies perceived by securities analysts or investors to be comparable to us; and

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In particular, there have been high levels of volatility in the market prices of securities of biotechnology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Certain of our shareholders have significant control of our management and affairs, which they could exercise against other shareholders’ best interests.

Novo Nordisk, together with Warburg, Pincus Equity Partners, L.P. and entities affiliated with Apax Partners, Inc., beneficially owned an aggregate of approximately 69% of our outstanding common stock as of June 30, 2003. Representatives of these shareholders hold five out of eight seats on our board of directors, and four of these positions are pursuant to contractual obligations. These shareholders, acting together, have the ability to control our management and affairs and matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, these shareholders, acting together, have the ability to cause a change in control, as well as to delay or prevent a change in control. They may also discourage a potential acquirer from making a tender offer or otherwise attempting to effect a change in control, even if such a change in control would benefit our other shareholders.

Provisions in our charter documents could prevent or frustrate any attempts to replace our current board of directors or management by shareholders.

Our articles of incorporation and bylaws contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. Also, our articles of incorporation provide for a staggered board, removal of directors only for cause and certain requirements for calling special shareholder meetings. In addition, our bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. These provisions may have the effect of preventing or hindering any attempts by our shareholders to replace our current board of directors or management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated herein by reference, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of those terms or comparable terminology. Forward-looking statements involve risks and uncertainties, such as our objectives, forecasts, expectations and intentions. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all forward-looking statements in this prospectus supplement, in the accompanying prospectus, in the documents incorporated herein by reference and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive approximately $87.4 million in net proceeds from the sale of the 6,000,000 shares of common stock offered by us in this offering ($100.5 million if the underwriters exercise their over-allotment option in full), at an assumed public offering price of $15.56 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for clinical and preclinical development of existing product candidates, discovery and development of additional product opportunities, capital expenditures and working capital, and other general corporate purposes. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading on The Nasdaq National Market under the symbol ZGEN on February 1, 2002. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on The Nasdaq National Market.

	High	Low
Year Ended December 31, 2002
First Quarter (from February 1, 2002)	$12.47	$8.35
Second Quarter	13.30	6.83
Third Quarter	8.78	4.98
Fourth Quarter	10.70	5.76
Year Ended December 31, 2003
First Quarter	$10.20	$7.92
Second Quarter	18.00	8.95
Third Quarter	16.72	11.15
Fourth Quarter (through October 3, 2003)	15.79	14.44

On October 3, 2003, the closing sale price of our common stock as quoted on The Nasdaq National Market was $15.56 per share. As of June 30, 2003, there were approximately 73 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. For the foreseeable future, we intend to retain earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the 6,000,000 shares of common stock offered by us at an assumed public offering price of $15.56 per share, less the underwriting discount and estimated offering expenses payable by us.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

	June 30, 2003
	Actual	As Adjusted
	(unaudited)	(unaudited)
	(in thousands)
Shareholders’ equity:
Common stock, no par value, 150,000,000 shares authorized, 46,080,292 actual shares issued and outstanding at June 30, 2003; 52,080,292 shares issued and outstanding, as adjusted	$426,301	$513,659
Non-voting common stock, no par value, 30,000,000 shares authorized	—	—
Notes receivable from shareholders	(725)	(725)
Deferred stock compensation	(13,093)	(13,093)
Accumulated deficit	(168,100)	(168,100)
Accumulated other comprehensive income	1,900	1,900

Total shareholders’ equity	246,283	333,641

Total capitalization	$246,283	$333,641

The number of shares in the table above excludes:

•	an aggregate of 9,365,053 shares of common stock subject to outstanding options as of June 30, 2003, under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan, at a weighted average exercise price of $5.14 per share; and

•	an additional 1,604,266 shares of common stock reserved for future stock option grants and restricted stock awards as of June 30, 2003 under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan.

DILUTION

Our unaudited net tangible book value as of June 30, 2003 was approximately $246.3 million, or $5.34 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the 6,000,000 shares of common stock offered in this offering, at an assumed public offering price of $15.56 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of June 30, 2003 would have been $333.6 million, or $6.41 per share of common stock. This represents an immediate increase in net tangible book value of $1.07 per share to our existing shareholders and an immediate and substantial dilution of $9.15 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$15.56
Net tangible book value per share as of June 30, 2003	$5.34
Increase per share attributable to new investors	1.07

Pro forma net tangible book value per share after this offering		6.41

Dilution per share to new investors		$9.15

In the discussion and table above, we assume no exercise of outstanding options. As of June 30, 2003, there were 9,365,053 shares of common stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $5.14 per share and 1,604,266 shares of common stock reserved for issuance for future stock option grants and restricted stock awards under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

BUSINESS

Overview

We are focused on the discovery, development and commercialization of therapeutic proteins for the treatment of human disease. We have been active in the area of therapeutic proteins for over 20 years, including 12 years as a wholly owned subsidiary of Novo Nordisk A/S, one of the world’s largest producers of therapeutic proteins. We have contributed to the discovery or development of five recombinant protein products currently on the market, which had aggregate sales in 2002 in excess of $2 billion. In November 2000, as part of a restructuring by Novo Nordisk, we became an independent company in a transaction that included a $150 million private placement. In February 2002, we completed our initial public offering.

We have a growing pipeline of potential products that we expect to develop on our own or in collaboration with partners. Two of our most advanced internal product candidates, rFactor XIII and rhThrombin, are recombinant versions of proteins that are currently marketed in forms derived from human or cow blood. Our intent is to replace the currently marketed versions, building on our established expertise in recombinant protein production methods. rFactor XIII is a blood-clotting agent in development for the treatment of bleeding disorders including bleeding complications following cardiopulmonary bypass surgery, and rhThrombin is a topical hemostatic agent for the control of bleeding during surgical procedures. We expect to complete three Phase I clinical trials of rFactor XIII in 2003, and we expect to begin clinical development of rhThrombin by the end of 2003.

Our bioinformatics efforts, in combination with our biology expertise, have yielded numerous novel proteins with potential medical relevance. Our most advanced bioinformatics-derived product candidates are TACI-Ig and interleukin-21 (IL-21). TACI-Ig is a soluble receptor with potential applications for the treatment of autoimmune diseases, which we are developing in collaboration with Serono S.A., a leading global biotechnology company. IL-21 is a protein with potential applications for the treatment of cancer, which we are developing in North America and which Novo Nordisk is developing in the rest of the world. We recently began a Phase 1 clinical trial of TACI-Ig and we plan to begin clinical development of IL-21 in the first half of 2004.

Early in our history, we built a core focus on protein chemistry and molecular and cellular biology. In the mid-1990’s, we developed an advanced bioinformatics program that now represents the foundation of our discovery efforts. We were early to recognize the opportunity of genomics and were a pioneer in the use of bioinformatics tools to mine genomic databases. We focus our bioinformatics-based discovery efforts on the relatively small subset of genes that we believe have the highest probability of coding for proteins with therapeutic potential. Specifically, we focus on key protein categories that have known members with proven therapeutic value or potent biological activity. We believe this approach increases our research efficiency and maximizes our chances of commercial success.

Our expertise in biology and protein chemistry strengthens our ability to determine the biological function and potential therapeutic utility of our protein candidates early in the discovery process. Determining biological function and therapeutic utility at an early stage improves our prospects of establishing patent priority by enabling us to file detailed patent applications covering both composition of matter and method of use claims. We have issued patents covering all four of our product candidates under development. In total, we have more than 275 issued or allowed United States patents and over 260 United States patent applications pending.

Products and Product Pipeline

Our track record in the field of therapeutic proteins includes contributions to the discovery or development of five recombinant protein products currently being marketed by Novo Nordisk or other companies. Our current focus is the development of a pipeline of internal product candidates. We also have out-licensed several product candidates outside our areas of interest. The following table summarizes our most advanced product candidates for internal development or co-development, as well as the marketed products and out-licensed product candidates.

In the table above, Phase 1 refers to clinical trials designed primarily to determine safety and toxicology in human beings; Phase 2 refers to clinical trials in a limited patient population to evaluate preliminary efficacy, dosing and side effects; and Pivotal refers to clinical trials in a broad patient population with the intention of generating statistical evidence of efficacy and safety to support product approval. Pre-IND refers to the stage in which we have completed pre-development activities, have generated a commercial hypothesis for the product candidate and have begun the process leading to the filing of an investigational new drug (IND) application and the initiation of Phase 1 clinical trials.

Currently Marketed Products

We have participated in the discovery or development of five recombinant protein products marketed by other companies.

•	Novolin® and NovoRapid® (insulin), recombinant human insulin products marketed by Novo Nordisk worldwide for the treatment of diabetes. In collaboration with Novo Nordisk, we developed a process for the production of recombinant human insulin in yeast that is used by Novo Nordisk.

•	NovoSeven® (Factor VIIa), a protein involved in the generation of blood clots, marketed worldwide by Novo Nordisk for the treatment of hemophilia. We cloned the gene that codes for human Factor VII and developed a process for the production of activated recombinant human Factor VII, or Factor VIIa, which led to the establishment of the manufacturing process that Novo Nordisk currently uses to produce this protein.

•	Regranex® (platelet-derived growth factor), a growth factor marketed by Ortho-McNeil Pharmaceuticals, Inc., a Johnson & Johnson company, for the treatment of non-healing diabetic ulcers. We cloned the gene that codes for platelet-derived growth factor and demonstrated the importance of this protein in stimulating wound healing.

•	GlucaGen® (glucagon), a protein marketed by Novo Nordisk, Bedford Laboratories and Eisai Co., Ltd. for use as an aid for gastrointestinal motility inhibition and for the treatment of severe hypoglycemia in diabetic patients treated with insulin. In collaboration with Novo Nordisk, we developed a process for the production of this protein that is currently used by Novo Nordisk in the manufacture of GlucaGen.

•	Cleactor™ (tPA analog), a modified form of the protein tissue plasminogen activator, marketed in Japan by Eisai for the treatment of myocardial infarction, or heart attacks. In collaboration with Eisai, we developed this modified protein, which has enhanced properties that allow it to be given as a single injection.

We derive royalties on all of these products except for NovoSeven and NovoRapid, for which we received a one-time payment to satisfy future royalty obligations. In the aggregate, we earned royalties of $8.0 million for the year ended December 31, 2002, and $4.8 million for the six months ended June 30, 2003.

Internal Product Candidates

We are developing several product candidates to treat a variety of serious diseases and medical conditions. We intend to develop and commercialize these product candidates on our own or in collaboration with other biotechnology or pharmaceutical companies.

rFactor XIII

Factor XIII is a blood-clotting enzyme that functions by crosslinking fibrin molecules to each other and to other proteins in a newly formed blood clot, adding significant stability to the clot and protecting it from degradation by other proteins in circulation. Congenital Factor XIII deficiency, an inherited disorder, is a rare condition afflicting only a few hundred patients worldwide. These patients have a tendency to experience severe spontaneous bleeding and problems with tissue repair. Acquired Factor XIII deficiency, a transient drop in Factor XIII levels, is much more common, having been reported in several diseases and medical conditions. Acquired Factor XIII deficiency is also thought to be a major cause of bleeding and failure to heal after surgeries and clinical procedures of many types, including cardiopulmonary bypass surgery.

Human plasma-derived Factor XIII is produced by Aventis Behring GmbH and is marketed as Fibrogammin® P in Japan, Germany, Austria and South Africa. However, Fibrogammin® P is not approved for use in the United States and many European countries. Clinical studies have shown that normal levels of Factor XIII activity can be restored in patients with a congenital or acquired deficiency by intravenous administration of plasma-derived Factor XIII. Our market research indicates that physicians in some countries are currently using plasma-derived Factor XIII not only for the treatment of congenital Factor XIII deficiency, but for other medical conditions associated with acquired Factor XIII deficiency. According to industry statistics and our own analysis, current annual sales of plasma-derived Factor XIII in the few countries in which it is sold are estimated at less than $35 million.

In patients undergoing cardiopulmonary bypass surgery, there is significant illness and death associated with post-operative bleeding. Multiple transfusions with plasma and other blood products are often used to compensate for blood loss, but there are adverse health risks and costs associated with these transfusions. In some cases, surgeries must be redone, at significant cost and risk to the patient, to address uncontrolled bleeding. Studies have indicated that levels of Factor XIII significantly decrease after cardiopulmonary bypass surgery. Published studies involving a small number of patients demonstrated that administration of human plasma-derived Factor XIII after cardiopulmonary bypass surgery led to a 35% decrease in chest tube drain volume compared to a control group, suggesting that Factor XIII treatment may reduce the need for blood transfusions in these patients. There are an estimated 700,000 major cardiac surgical procedures performed annually involving cardiopulmonary bypass surgery.

We believe that there are several important advantages to a recombinant human form of Factor XIII. Such a product would alleviate concerns over viral contamination associated with plasma-derived products and could decrease or eliminate the potential immune reactions associated with plasma-derived products, while helping to ensure a continuous and cost-effective product supply. A recombinant human form of Factor XIII could also reduce or eliminate the need for transfusions of plasma or other blood products in the treatment of Factor XIII deficiency.

We believe that rFactor XIII represents not only an effective replacement product for the existing plasma-derived product, but also an opportunity for addressing a potentially significant untapped market. Although sales of plasma-derived Factor XIII have been relatively low to date, approval of a recombinant human form of Factor XIII in existing markets, as well as the introduction of a recombinant product in the United States and several major European countries, could facilitate significant expansion of the market and sales of Factor XIII. Recombinant protein replacement products have been successfully developed for Factor VIII and Factor IX, which are other blood-clotting factors. rFactor XIII is manufactured in yeast cells. The initial supply of rFactor XIII product for use in clinical testing has been manufactured for us by Avecia Limited.

We filed an IND application for rFactor XIII with the United States Food and Drug Administration, or FDA, in September 2002, and we began Phase 1 clinical trials in both healthy subjects and congenitally deficient patients in early 2003.

In a Phase 1 trial examining the safety of rFactor XIII in 50 healthy volunteers, rFactor XIII was well tolerated and no serious adverse events were observed. Side effects reported by individuals receiving single doses of rFactor XIII were similar to those reported by individuals receiving placebo. At the highest dose level of 50 units per kilogram of body weight, circulating Factor XIII levels were raised to approximately 191% of normal levels. The half-life of rFactor XIII was observed to be nine to eleven days.

The treatment phase has been completed in two additional Phase 1 clinical trials of rFactor XIII, one involving the administration of multiple doses of rFactor XIII to healthy volunteers, and the other involving single doses of rFactor XIII to congenitally deficient patients. In both of these trials, rFactor XIII appeared to be well tolerated, and no serious adverse events were reported. The complete data from these two trials are currently being analyzed.

Cardiopulmonary bypass surgery will be the first major indication pursued in our rFactor XIII clinical development program. We have filed an IND application with the FDA for an additional Phase 1 clinical trial in up to 50 patients undergoing bypass surgery. We are in the process of addressing questions raised by the FDA in the review process. Our goal is to begin treating patients in this clinical trial by the end of 2003.

We are the sole owner, joint owner or exclusive licensee of patents and patent applications relating to rFactor XIII, including patents and applications claiming: DNA sequences, expression vectors and host cells for producing, and methods of producing, rFactor XIII; Factor XIII formulations; methods of treating various diseases and conditions using Factor XIII; and methods for the purification of and purified forms of Factor XIII.

rhThrombin

Thrombin is a specific blood-clotting enzyme that converts fibrinogen to fibrin. Fibrin is the primary protein contained in newly formed blood clots. Thrombin also promotes clot formation by activating Factor XIII, which crosslinks the fibrin molecules and strengthens the newly forming clot. In addition, thrombin stimulates platelet aggregation and acts as a potent cell activator.

Profuse bleeding is a serious complication of major surgeries. Surgeons try to limit bleeding during surgery to control blood loss, limit the use of transfused blood products and maintain visibility in the operating field. Thrombin is widely used to stop diffuse bleeding occurring during surgical procedures, either as a stand-alone hemostat or as a component of other hemostatic products, such as tissue sealants. All currently marketed thrombin products are derived from pooled human or bovine plasma. Plasma-derived thrombin products available today are provided in spray formulation for topical application directly on wounds, and as a freeze-dried powder, which is dissolved and absorbed onto a gel sponge for application to wounds. Plasma-derived thrombin is also being used as a hemostatic component in new vascular sealing devices, wound dressings and fibrin glues or sealants.

We believe that there are several important advantages to a recombinant human form of thrombin. As with Factor XIII, a recombinant human form of thrombin would alleviate concerns of viral contamination of plasma-derived products. It would also alleviate concerns associated with products of bovine origin, including the potential risk of contamination with the pathogen that causes the human form of “mad cow” disease. In addition, there is a risk of allergic reaction in patients sensitive to products of bovine origin. Some patients develop antibodies to bovine plasma-derived thrombin or to Factor V, a contaminant of the bovine plasma-derived product. Anti-Factor V antibodies can cross-react with human Factor V, creating a condition that is particularly difficult to manage and is potentially fatal in patients who develop severe bleeding conditions. Use of bovine plasma-derived thrombin in patients with antibodies to bovine clotting factors may result in abnormal clotting time, post-operative complications, clotting disorders and the resulting higher treatment costs.

We intend to develop rhThrombin as a replacement product for the currently marketed human and bovine plasma-derived thrombin products. Only bovine plasma-derived thrombin is available in the United States as a stand-alone product. In the past 12 months, sales of bovine plasma-derived thrombin in the United States exceeded $100 million. It is estimated that bovine plasma-derived thrombin is used in more than 500,000 surgical procedures annually in the United States. As with plasma-derived thrombin, rhThrombin would be used in the clinical setting to control bleeding. Primary applications would include a wide range of surgeries, trauma and burn injuries. We believe the market for rhThrombin could be further expanded by providing it to other companies for inclusion in a variety of surgical hemostats, fibrin sealants and vascular sealing devices.

We have developed a patent-protected method that we believe will enable us to cost-effectively manufacture rhThrombin in a two-step process. First, prethrombin is produced in mammalian cells. Then, using an enzyme activation step, prethrombin is converted to rhThrombin. For the supply of clinical trials, we have manufactured prethrombin internally, and a third-party manufacturer is performing the activation and purification of the resulting rhThrombin. In addition, we recently entered into a contract manufacturing agreement with Abbott Laboratories for the production of rhThrombin at commercial scale. We expect to begin clinical development of rhThrombin by the end of 2003.

We have obtained issuance of United States and foreign patents directed to recombinant human thrombin, methods of producing recombinant human thrombin from a genetically engineered precursor termed “prethrombin-1,” and therapeutic use of the protein.

TACI-Ig

TACI is a member of the tumor necrosis factor receptor family of proteins. TACI-Ig is a soluble form of the TACI receptor that binds to two ligands, BLyS and APRIL, that are implicated in mounting B-cell mediated immune responses. When over-produced in transgenic animals, BLyS has been shown to lead to the development of autoimmune disease with symptoms resembling systemic lupus erythematosus. The aim of treatment with TACI-Ig is to neutralize the overactivity of these immune-stimulating ligands to prevent the activation of B cells and thus the production of harmful autoantibodies, which are antibodies to one’s own cells.

We believe that TACI-Ig could represent a less toxic and more specific immunosuppressive agent than current therapies for the treatment of autoimmune diseases and other diseases for which the suppression of B-cell function and a decrease in autoantibody levels could have therapeutic benefit. Such diseases include systemic lupus erythematosus, rheumatoid arthritis, myasthenia gravis and multiple sclerosis. In an animal model of systemic lupus erythematosus, TACI-Ig has been shown to specifically inhibit the development of mature B cells and the development of antigen-induced antibody production. It has also been shown to inhibit the development of proteinuria, an indicator of kidney malfunction, and to prolong survival of the animals. In a collagen-induced model of rheumatoid arthritis, TACI-Ig has been shown to inhibit the incidence of disease. Taken together, these data indicate that TACI-Ig acts by inhibiting the production of mature B cells and decreasing autoantibody levels.

Based on positive data from animal models, systemic lupus erythematosus has been selected as the initial clinical indication for TACI-Ig. The cause of this disease remains unknown, but there is substantial evidence suggesting that B-cell hyperactivity resulting in the secretion of autoantibodies is fundamental to its development. Although estimates on prevalence vary widely, there are believed to be over 225,000 patients diagnosed with systemic lupus erythematosus in major markets. Of these, there are an estimated 100,000 such patients in the United States and a roughly equivalent number in major European countries. No new FDA-approved treatments for systemic lupus erythematosus have been introduced in the last 40 years. Current therapies, including immunosuppressives and corticosteroids, are not very effective and may have severe side effects. We believe that patients diagnosed with severe systemic lupus erythematosus would be candidates for treatment with TACI-Ig.

In addition, rheumatoid arthritis appears to be a promising potential clinical indication for TACI-Ig. Rheumatoid arthritis is one of the most prevalent chronic inflammatory diseases, afflicting an estimated 1% of the population in industrialized countries, including over five million patients in North America, Europe and Japan. Although the underlying cause of rheumatoid arthritis is unknown, considerable data indicate a major role of B cells in this disease. Rheumatoid arthritis has been an attractive therapeutic area for drug development because of its large market size. As a consequence, a very large number of drugs are currently being developed. However, we believe that few of these product candidates target B cells specifically. Thus, TACI-Ig represents a novel mode of treatment that could alleviate the symptoms of rheumatoid arthritis associated with pathogenic B cells. Moreover, the specificity and mode of action of TACI-Ig strengthens its potential as an add-on therapy to existing drugs.

In August 2001, we entered into a collaborative development and marketing agreement with Serono relating to TACI-Ig. Under our agreement, we will develop TACI-Ig jointly with Serono pursuant to a worldwide development plan. Serono has manufactured clinical grade materials in quantities adequate to supply initial clinical trials. Together with Serono, we initiated a Phase 1 clinical trial of TACI-Ig in healthy volunteers in September 2003.

We own, have exclusively licensed, or have filed applications for, worldwide patent coverage for TACI-Ig and related technology. Our license with St. Jude’s Children’s Hospital of Memphis, Tennessee is central to our patent portfolio for TACI-Ig. St. Jude’s owns the patents covering the TACI protein, related polypeptides, methods of production and antibodies. In addition, we have sole ownership of patents and patent applications that include claims to expression vectors, transformed cells used to produce TACI-Ig and methods of using TACI-Ig to treat various diseases and medical conditions.

IL-21

We discovered IL-21 and its receptor through our bioinformatics efforts. IL-21 is a protein belonging to a family of cytokines that modify the function of cells in the immune system. IL-21 shares both structural and genetic sequence similarity with interleukin-2 (IL-2), a cytokine approved as a therapy for malignant melanoma and renal cell carcinoma. We have shown that IL-21 regulates the proliferation and functional activity of several populations of immune cells, including cytotoxic T cells (CTLs) and natural killer (NK) cells, both of which are thought to be critical in eliminating malignant or virally infected cells from the body.

Preclinical studies have indicated that IL-21 is an effective therapy in a number of animal models of cancer. In an animal model of metastatic melanoma, IL-21 exhibited a high rate of tumor suppression. Animals in this model develop aggressive metastases to the lung, which can be readily measured. Treatment with IL-21 led to a significant reduction in the number of lung metastases relative to controls. IL-21 also was found to have potent inhibitory activity in other animal models of cancer. These models demonstrated that the in vivo effects of IL-21 were mediated through the activation of CTLs and NK cells, which led to rejection of the tumors in the animal models.

In clinical practice, IL-2 is an effective therapy in approximately 5% to 8% of patients with malignant melanoma. Accompanying this low level of efficacy is a significant side effect profile that profoundly limits the utility of IL-2 in treating disease. These side effects can be so severe that many patients stop the therapy before completion of the treatment program. Therefore, it has been a high priority to assess the possible side effects of IL-21.

To assess the safety profile of IL-21, studies were conducted in mouse models to evaluate IL-21 in two aspects of known IL-2 toxicity: vascular leakage and the release of inflammatory cytokines. In both areas, IL-21 exhibited a favorable toxicity profile compared to that observed with IL-2 treatment in these models. There was no increase in inflammatory cytokines in the blood stream with IL-21 treatment, and the levels of vascular leakage were significantly lower than that observed using IL-2. Additionally, mice receiving IL-21 appeared normal and healthy.

We intend to pursue malignant melanoma and renal cell carcinoma, the two approved indications for IL-2, as initial indications for IL-21. There are approximately 80,000 new cases of melanoma per year worldwide with approximately 50% of these cases occurring in North America. Melanoma is the cause of 8,000 deaths per year in North America. There are over 100,000 cases of renal cell carcinoma worldwide. There is a demonstrated need for new and improved therapies for both types of cancer. Subject to the outcome of the initial clinical studies, we intend to expand the IL-21 clinical program into additional cancer indications and, potentially, into the treatment of viral diseases.

Novo Nordisk has licensed the rights to IL-21 outside North America and we have retained all rights within North America. In December 2002, we entered into a collaborative preclinical development agreement with Novo Nordisk. Under our agreement, we will share all costs of the IL-21 preclinical development program with Novo Nordisk through the filing of an IND application in the United States. We plan to file an IND application and begin clinical development of IL-21 in the first half of 2004.

We own patents for IL-21 polypeptides and methods of using IL-21 to stimulate immune responses, particularly in tumor-bearing subjects. We have filed patent applications for IL-21 polynucleotides, antibodies and other methods of using IL-21 for the treatment of disease. We have also filed patent applications relating to IL-21 directed to methods for expressing and purifying recombinant IL-21, methods of treating specific oncological and viral diseases, and antagonist ligands.

Preclinical Programs

We have identified the biological functions of a number of novel, proprietary proteins and are evaluating several of these proteins in preclinical studies. In addition, we have approximately 50 proteins in various stages of exploratory research. The following are some of our most advanced preclinical candidates:

•	C1QTNF1. This protein is a site specific anti-thrombotic that may have utility in preventing thrombosis after angioplasty, acute coronary syndrome, carotid endarterectomy and bypass grafting.

•	IL-29. This cytokine may have utility as an anti-viral agent.

•	IL-20. An antagonist to this protein may have utility in the treatment of psoriasis.

•	Prokineticin 2. This protein may have utility in the treatment of post-operative ileus and gastrointestinal motility disorders, such as diabetic gastroparesis.

•	FGF18. This protein may have utility in the treatment of osteoarthritis and cartilage repair.

Discovery and Research Process

We have developed a fully integrated therapeutic protein discovery and research program that draws upon a broad range of skills and technologies, including DNA sequencing, bioinformatics, molecular and cellular biology, animal biology, protein chemistry, intellectual property protection, pharmacology, medical and regulatory affairs, drug formulation, manufacturing and strategic market research. We believe that this comprehensive program gives us a competitive advantage over many other biotechnology companies. While many of these companies were founded on the use of high-throughput DNA sequencing and bioinformatics to identify gene sequences of interest, we built our bioinformatics capabilities on top of our pre-existing strengths in molecular biology, protein chemistry and animal biology. As a result, we have been successful in characterizing important biological properties of our lead product candidates.

Bioinformatics

We have focused our discovery efforts on identifying the relatively small subset of genes that we believe have the highest probability of coding for proteins with therapeutic potential. We have defined what we consider to be the key protein categories according to structural similarity, sequence similarity and functional activity. These categories have known members with demonstrated therapeutic potential or potent biological activity, and most recombinant human proteins currently marketed as drugs are members of these categories. We believe that newly discovered proteins within these categories are likely to have important novel biological activity, and therefore may have potential as therapeutic products.

The foundation of our bioinformatics platform is our DNA sequence databases of millions of EST sequence entries and billions of nucleotide sequences derived from genomic sequences. In 1995, we became the first subscriber to gain direct in-house access to and analyze Incyte Genomics’ LifeSeq database of ESTs. Since that time, we have built our internal sequence database from a number of sources, including:

•	private databases, including Incyte Genomics’ LifeSeq database;

•	public EST and DNA sequences;

•	our own internal EST sequences, where we have eliminated transcripts of highly expressed genes to concentrate on sequences of rarely expressed genes; and

•	genomic sequences published by the Human Genome Project.

To discover novel gene sequences within the sequence databases, we have developed sensitive proprietary search algorithms based on protein motifs, which can include sequence homologies and predicted protein structure similarities. We have developed sophisticated threading algorithms that allow us to use distant and apparently unrelated elements in sequences to identify pre-defined three-dimensional structures contained within certain key protein categories. These algorithms are tailored to the specific category of proteins under consideration, as the optimal search strategy for novel gene sequences depends on characteristics unique to each protein category.

Exploratory Biology

We use a diverse set of tools to identify the biological functions of the genes and proteins we discover. Throughout our exploratory biology effort, we use a variety of in-house approaches, including physiological screens of mice in which the gene of interest has either been genetically over-expressed from birth, otherwise known as transgenic mice, or temporarily over-expressed in adult mice using an adenovirus containing the gene. We also conduct screens of mice in which the gene of interest has been eliminated from birth, otherwise known as knockout mice. In addition, we conduct analyses of disease models using a variety of laboratory tests, or assays, to detect changes in behavior, physiology and biochemistry. We also use hundreds of in-house assays to investigate biological activities of our novel proteins. To obtain additional information, our scientists either adapt or create in vivo laboratory models that mimic human diseases to determine the cause of disease and response to treatment. For certain ligands, we can also apply laboratory techniques to clone the receptors for the ligand present in a tissue or cell. In addition to providing a marker for tissues that should respond to the protein, the receptors themselves can have therapeutic potential. We also rely on an external network of collaborators to investigate biology and conduct additional tests that we do not perform in-house.

Within our exploratory biology operation, there are several stages of activity through which we identify a protein’s function, determine whether the protein plays a role in disease and determine whether it has commercial potential. A protein begins in the exploratory stage, in which experiments are performed to support the development of a biological hypothesis as to the protein’s function. Once a biological hypothesis is developed, the protein moves to the validation stage, in which more extensive experiments are performed to confirm the biological hypothesis for the protein and to establish a medical hypothesis. A medical hypothesis involves the identification of specific diseases or conditions for which we believe the protein would have therapeutic importance. In cases where a protein demonstrates beneficial biological effects, it becomes a product candidate. Where a protein has been found to have detrimental effects, we attempt to generate a monoclonal antibody or soluble receptor to inhibit the activity of the protein. In those cases, a resulting monoclonal antibody or soluble receptor becomes the product candidate. Once a product candidate is identified, it moves to the pre-development stage, at which time it is tested in specific animal models of diseases. At the pre-development stage, we not only learn which diseases or conditions show promise for treatment, but also obtain information about dosing and systemic effects of the product candidate. Assuming positive results, both in terms of efficacy and toxicology, we may develop a commercial hypothesis for the product candidate. A commercial hypothesis requires the identification of a market opportunity and a preliminary determination that it will be economically feasible to manufacture the product candidate and administer it to patients.

Business Strategy

Our long-term objective is to become a fully integrated biopharmaceutical company that commercializes novel therapeutic proteins and other protein-based products derived from our proprietary portfolio of protein candidates. To achieve this objective, we plan to pursue the following key strategies:

•	Continue our focused approach on the discovery of therapeutic proteins. We focus exclusively on therapeutic proteins. We use bioinformatics to identify the relatively small subset of genes that we believe have the highest probability of coding for proteins with therapeutic potential. Specifically, we focus on key protein categories that have members with demonstrated therapeutic potential or medically relevant biological activity. Once we have identified a protein candidate with relevant biological activity, we intend to develop the therapeutic protein directly, or, where appropriate, develop a monoclonal antibody or soluble receptor that targets the protein.

•	Pursue comprehensive intellectual property protection. We intend to establish proprietary product opportunities by establishing patent priority for our gene and protein discoveries at the earliest possible time. Data generated from bioinformatics and exploratory biology enhances our patent applications. Our research teams work closely with our intellectual property department to prepare detailed patent applications on full-length genes and their corresponding proteins at an early stage in the discovery process. We augment initial filings with supporting data as it becomes available.

•	Leverage diverse biology expertise. We utilize a large number of biological assays and experimental systems to identify the biological functions of the genes and proteins we discover. Our comprehensive approach allows us to determine the medical relevance of proteins in a wider range of therapeutic areas.

•	Focus initially on lower-risk product candidates. We intend to mitigate the risk of drug development by concentrating our initial product development efforts on product candidates that have a more favorable risk profile than more recently discovered proteins. Two of our most advanced internal product development candidates are rFactor XIII and rhThrombin, recombinant versions of proteins intended to replace currently marketed plasma-derived proteins.

•	Pursue a diversified commercialization strategy. Because we expect to generate more product candidates than we have the capacity to develop on our own in the near term, we are pursuing a three-pronged commercialization strategy. We intend to internally develop and commercialize some product candidates where we believe the clinical trials and sales force requirements are manageable. We intend to partner with other companies to co-develop and co-promote product candidates in cases where we do not have access to the infrastructure required for development and commercialization. Finally, we intend to out-license other product candidates and intellectual property that do not fit within our future commercial focus.

•	Conduct phased acquisition of manufacturing capabilities. For our existing development candidates, we intend to use third-party contractors or collaborative partners to manufacture both clinical and commercial product. We began construction in 2003 of small-scale dedicated GMP manufacturing suites, which we intend to use as a source of clinical product supply beginning in late 2004. Over the long term, we intend to acquire larger-scale commercial manufacturing capabilities to allow us to control directly all critical elements of product development and commercialization.

Collaborative Relationships

Novo Nordisk Option Agreement

As part of our separation from Novo Nordisk, we granted Novo Nordisk options to license certain rights to potential therapeutic proteins pursuant to an option agreement. Under this agreement, we retain exclusive rights to these proteins in North America, and Novo Nordisk may obtain exclusive rights in the rest of the world. However, Novo Nordisk has the option to obtain exclusive worldwide rights to any licensed protein that acts to generate, expand or prevent the death of insulin-producing beta cells, which are involved in diabetes, a core business focus of Novo Nordisk. The option agreement also provides that:

•	over a four-year period beginning November 10, 2000, Novo Nordisk will pay us a fee of $7.5 million per year for the option rights under the agreement;

•	during this four-year period, Novo Nordisk may, for specified license payments, license up to the greater of eight proteins or 25% of all proteins discovered by us after August 25, 1995 and for which a hypothesis as to medical utility is generated, except for beta-cell-related proteins, of which Novo Nordisk may license an unlimited number; and

•	Novo Nordisk may extend the option agreement for two years, during which time it is required to pay us a fee of $7.5 million per year for the right to license four additional proteins.

Under the option agreement, we must promptly disclose to Novo Nordisk each protein for which we develop a hypothesis as to medical utility, together with information known to us about the protein, such as gene sequence and similarity, exploratory data and relevant patent filings. Novo Nordisk then has 60 days to decide on three possible courses of action:

•	exercise one of its options to license the protein;

•	decline to exercise one of its options, thereby forgoing any and all future rights to the protein; or

•	extend its option on the particular protein by paying a $500,000 extension fee and agreeing to pay half of our research and development costs to advance the protein to the status of a preclinical lead.

Upon the exercise of an option by Novo Nordisk, we will negotiate an exclusive license agreement to commercialize the protein containing certain predetermined terms, including up-front payments, milestone payments and royalty terms. The option agreement provides that up-front and milestone payments for each non-beta-cell-related protein licensed may total up to approximately $20 million, regardless of the point at which the protein is licensed. Up-front and milestone payments for beta-cell proteins licensed may total up to approximately $28 million. Royalty rates are lowest if an option to license a protein is exercised at the medical utility hypothesis stage and will increase substantially each time the option is extended. Royalty obligations end on the expiration date of the last-to-expire patent on the licensed protein or, if the product is not based on a patented protein, 12 years from the date of the first sale of the product. Royalty obligations may be reduced if Novo Nordisk is required to license third-party patented technology to utilize the licensed protein or if a generic product that is identical to a patented product achieves certain levels of market share.

If Novo Nordisk extends its option on a protein, then when the protein reaches the status of a preclinical lead meeting certain criteria, Novo Nordisk may exercise the option, extend the option or decline to exercise the option, in which case it forgoes any and all future rights to the protein. If Novo Nordisk elects to extend the option at the preclinical lead stage, it must pay us a $1.0 million extension fee and agree to pay two-thirds of our research and development costs to advance the protein through the completion of Phase 2 clinical trials. Upon completion of Phase 2 clinical trials, Novo Nordisk has one final opportunity to license the protein.

If, at any of Novo Nordisk’s decision points, we decide that we do not wish to move forward in the development of a particular protein, then we have the right to terminate our participation in the development of the protein. In that case Novo Nordisk has the right to continue the research and development on its own, and maintains its right to license the protein under the option agreement.

To date, Novo Nordisk has exercised options to license IL-21, IL-20 and IL-20 receptor pursuant to this agreement.

In December 2002, we announced that we had signed a collaborative agreement with Novo Nordisk for the preclinical development of IL-21. Under the terms of the agreement, we and Novo Nordisk will collaborate on all research and development activities leading up to the filing of an IND application in the United States. Novo Nordisk will reimburse us for a portion of our costs incurred prior to the agreement, and the two companies will equally share all costs of the program going forward. As of June 30, 2003, we have received $7.0 million under the agreement.

Serono S.A.

In August 2001, we entered into a collaborative development and marketing agreement with Ares Trading S.A., a wholly owned subsidiary of Serono S.A., focused on two preclinical product candidates derived from our discovery research. These two candidates are based on cellular receptors, designated TACI and BCMA, that are involved in the regulation of the human immune system. During the term of the agreement, we and Serono will work together exclusively to develop biopharmaceutical products based on the two receptors for the treatment of autoimmune diseases such as systemic lupus erythematosus and rheumatoid arthritis.

We will share research and development expenses worldwide with the exception of Japan, where Serono will cover all expenses. The research and development activities will be governed by a steering committee made up of representatives of both companies. Serono will be responsible for manufacturing all products for both clinical trials and commercial sale. We retain an option to co-promote the sale of products with Serono in North America, which we can exercise provided that we fund our share of the research and development expenses and meet certain sales force and marketing requirements. If we exercise the co-promotion option, we will share commercialization expenses and profits in North America equally with Serono and Serono will have exclusive rights to market and sell products in the rest of the world, for which we will be entitled to receive royalties. In the event of certain changes in control of our company, we could lose our right to co-promote products in North America.

Either company may terminate its co-development and co-funding obligations upon 90 days’ notice until the start of Phase 2 clinical trials, after which time 180 days’ notice is required. If we were to terminate our co-development and co-funding obligations, Serono would take control of all research and development, we would forgo our co-promotion rights in North America, we would be entitled to receive royalties on any product sales in North America in lieu of sharing in the profits from the sale of products and Serono would continue to be obligated to make any milestone payments. If Serono were to terminate its co-development and co-funding obligations, all rights in any products would revert to us, and we could take control and fund all costs of the research and development, subject to negotiation of commercially reasonable financial consideration to be paid to Serono. Furthermore, if clinical trials had begun prior to Serono’s termination, Serono would be obligated to manufacture product for use in clinical testing for up to one year from the termination date.

We granted Serono an exclusive license to our intellectual property relating to TACI, BCMA and certain other related technologies to make, use, have made, sell, offer to sell and import products based on TACI and BCMA. Serono is required to pay royalties on sales, which may vary based on annual sales volume and the degree of patent protection provided by the licensed intellectual property. Royalty payments may be reduced if Serono is required to license additional intellectual property from one or more third parties in order to commercialize a product or, in certain circumstances, if a product suffers from competition. Royalty obligations under the agreement continue on a country-by-country basis until the date on which no valid patent claims relating to a product exist or, if the product is not covered by a valid patent claim, 15 years from the date of first sale of the product.

The term of the agreement began on August 30, 2001 and will continue for as long as a TACI or BCMA product is the subject of an active development project or there is an obligation to pay royalties under the agreement. The agreement provides for an initial fee and milestone payments to be paid by Serono in connection with the development and approval of products, up to an aggregate of $52.5 million.

Out-licensed Product Candidates

We have contributed to the discovery and development of three product candidates that we have out-licensed to third parties in return for milestone payments and royalties:

•	Platelet-derived growth factor, a growth factor that stimulates the growth of a variety of cell types. We have out-licensed this growth factor to BioMimetic Pharmaceuticals, Inc. (BMPI), originally for the treatment of periodontal disease and bone defects of the head and face, and more recently for the treatment of all other bone defects. BMPI has initiated a pivotal study of platelet-derived growth factor in periodontal disease.

•	Platelet-derived growth factor receptor antibody, an antibody that blocks the binding of platelet-derived growth factor to its beta receptor, which we have out-licensed to Celltech Group plc. Celltech, which has designated the product candidate CDP 860, has recently completed a Phase 2 proof-of-concept study in cancer. Celltech has reported that they intend to partner CDP 860 with companies possessing significant oncology development experience.

•	Alpha 1-antitrypsin, a protease inhibitor, which we have out-licensed to Arriva Pharmaceuticals, Inc. and which is being developed for the treatment of respiratory diseases and dermatological conditions, including atopic dermatitis. Arriva has initiated a Phase 1 clinical trial of Alpha 1-antitrypsin.

Other Collaborations

We recognize external collaborations as an important aspect of our success in analyzing and characterizing protein function. Where possible, we establish collaborations with experts in the field who have a depth of knowledge on a select protein, protein category or disease state that is related to the understanding of our gene and protein discoveries. These collaborations serve to accelerate the rate at which we can assess the biological functions of proteins and confirm medical hypotheses. In addition, throughout our history, we have collaborated actively with the University of Washington, a leading biomedical research institution, to explore the biological function of proteins. The University’s significant resources and expertise, together with its geographic proximity to us, have made it a valuable partner on a number of our projects.

Manufacturing

Currently, we have internal capabilities to manufacture products at up to 100-liter scale using various production systems, including yeast, E. coli and mammalian cells. Generally, we have used these facilities for process development and the manufacture of product for preclinical studies supporting our research and development programs. Recently, we converted certain of these facilities for the manufacture of prethrombin in compliance with GMP regulations. We began construction in 2003 of expanded laboratory facilities that will include additional small-scale GMP manufacturing suites to be used to supply product for toxicology studies and clinical trials. Until these dedicated suites are available in late 2004, we intend to utilize third-party contract manufacturers or to rely on co-development partners for the manufacture of clinical-grade product.

For rFactor XIII, which is made in yeast, large-scale manufacturing of preclinical and clinical grade product is being performed by Avecia Limited. We have made arrangements with Pentapharm for the conversion of internally produced prethrombin to rhThrombin, and have entered into a contract manufacturing agreement with Abbott Laboratories for the production of rhThrombin at commercial scale. Serono will manufacture TACI-Ig, which is made in mammalian cells, under the terms of our collaborative development and marketing agreement. IL-21 is manufactured in E. coli; we intend to use Avecia Limited as our contract manufacturer for the initial production of IL-21.

Some of the inventions licensed to us were initially developed at universities or other not-for-profit institutions with funding support from an agency of the United States government. In accordance with federal law, we or our licensees may be required to manufacture products covered by patents in those inventions in the United States, unless we can obtain a waiver from the government on the basis that such domestic manufacture is not commercially feasible.

Commercialization

We have developed the following three-pronged strategy for the development and commercialization of our product candidates:

Internal development.    We intend to independently develop products for North America that we believe can be successfully developed with our current infrastructure, as well as additions made to our infrastructure over the next few years. To qualify for internal development, product candidates must satisfy a number of criteria. Formulation, development and manufacturing of these products must initially be feasible through the use of contract providers. The anticipated clinical trials must be of a reasonable size and with fairly well-defined endpoints and guidelines. Finally, the clinical indication and target market must be accessible with a relatively small sales force. We believe that certain of our product candidates, including rFactor XIII, rhThrombin and IL-21, meet these criteria.

Co-development.    We intend to develop certain product candidates jointly with other companies. In these arrangements, we would expect to pay a share of the research and development costs, retain rights to co-promote or co-market the potential products, and share in the profits from selling the potential products. Our criteria for selecting product candidates for co-development include our level of internal expertise related to the field, manufacturing requirements, clinical trial size and complexity, target market size and investment considerations. If we determine that it is desirable to invest our capital in a development program for a product candidate, but we do not believe that we can internally meet the development requirements, we will seek a co-development partner. TACI-Ig meets the criteria for co-development, and we have entered into a collaborative development and marketing agreement with Serono to co-develop this product candidate.

Out-licensing.    We intend to derive value from other product candidates through out-licensing to other biotechnology or pharmaceutical companies. From out-licensing transactions, we would expect to earn up-front license fees, milestone payments and royalties on sales. We would expect no ongoing participation, financial or otherwise, in development activities of these licensed products. We expect to out-license product candidates that do not fit within our future commercial focus, and to out-license rights to non-therapeutic applications of our discoveries, such as diagnostics.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of September 17, 2003.

Name	Age	Positions and Offices with ZymoGenetics
Bruce L.A. Carter, Ph.D.	60	President and Chief Executive Officer and Director
Frank D. Collins, Ph.D.	60	Senior Vice President of Research and Chief Scientific Officer
Fredrik Henell, M.D., Ph.D.	54	Senior Vice President, Business Development
James A. Johnson	47	Senior Vice President, Chief Financial Officer and Treasurer
Jan K. Öhrström, M.D.	46	Senior Vice President of Development and Chief Medical Officer
Suzanne M. Shema	45	Senior Vice President, Intellectual Property and Legal Affairs
Mark D. Young, Ph.D.	53	Senior Vice President, Technical Operations
George B. Rathmann, Ph.D.(1)(3)	75	Chairman of the Board and Director
David I. Hirsh, Ph.D.	64	Director
Jonathan S. Leff(2)	35	Director
Kurt Anker Nielsen(1)	58	Director
Edward E. Penhoet, Ph.D.(1)(2)	62	Director
Lori F. Rafield, Ph.D.(2)	48	Director
Lars Rebien Sørensen(3)	48	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating Committee

Bruce L.A. Carter, Ph.D. has served as our President and Chief Executive Officer since April 1998 and a director since 1987. From 1994 to April 2000, Dr. Carter was Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S. From 1994 to December 1998, Dr. Carter served as Chairman of the Board of ZymoGenetics and, from 1988 to 1994, served as our President. He joined ZymoGenetics in 1986 as Vice President of Research and Development. From 1982 to 1986, Dr. Carter held various positions at G.D. Searle & Co., Ltd., a British pharmaceutical company, including Head, Molecular Genetics. From 1975 to 1982, he was a Lecturer at Trinity College, University of Dublin. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter currently serves on the board of Biotechnology Industry Organization (BIO).

Frank D. Collins, Ph.D. has served as our Senior Vice President of Research since July 2000 and as our Chief Scientific Officer since April 2001. From 1993 to July 2000, Dr. Collins served as Vice President, Neurological and Metabolic Disorders at Amgen, Inc., a biopharmaceutical company. From 1987 to 1993, Dr. Collins served as Vice President of Neuroscience at Synergen, Inc., a biotechnology company. From 1985 to 1987, Dr. Collins served as Director of Developmental Neurobiology at the National Science Foundation and, from 1978 to 1985, he served as Associate Professor of Anatomy and Neurobiology at the University of Utah School of Medicine. Dr. Collins received a B.A. in Molecular Biology and an M.A. in Immunology from the University of California, Berkeley and a Ph.D. in Developmental Biology from the University of California, San Diego.

Fredrik Henell, M.D., Ph.D. has served as our Senior Vice President, Business Development since September 2003. From 1998 to August 2003, Dr. Henell served as Vice President, Business Development/M&A at Pharmacia Corporation, a pharmaceutical company. From 1996 to 1998, Dr. Henell served as Vice President, Business Development at Pharmacia & Upjohn for the European market region and, from 1986 through 1996, served in various other capacities at Pharmacia, including Director, Corporate M&A and Senior Researcher. From 1981 through 1985, Dr. Henell conducted research and worked as a clinician at the Department of Pathology, Huddinge University Hospital, Karolinska Institute. Dr. Henell received an M.B.A. from the Stockholm School of Economics and an M.D. and Ph.D. from the Karolinska Institute.

James A. Johnson has served as our Senior Vice President, Chief Financial Officer and Treasurer since February 2001. From 1994 to February 2001, Mr. Johnson served as Chief Financial Officer, Treasurer and Secretary at Targeted Genetics Corporation, a biotechnology company. From January 1999 to February 2001, he also served as Senior Vice President, Finance and Administration at Targeted Genetics and, from 1994 to January 1999, he served as its Vice President, Finance. From 1990 to 1994, Mr. Johnson served as Vice President, Finance and, from 1988 to 1990, as Director of Finance at Immunex Corporation, a biopharmaceutical company. Mr. Johnson received a B.A. in Business Administration from the University of Washington.

Jan K. Öhrström, M.D. has served as our Senior Vice President of Development and Chief Medical Officer since January 2000. From November 1998 to December 1999, Dr. Öhrström served as Director, Worldwide Development Portfolio at Novo Nordisk A/S. From January 1997 to October 1998, he served as Director, Strategic Marketing and, from 1995 to 1996, as Project Director at Novo Nordisk A/S. From 1992 to 1995, he served as Medical Director for Novo Nordisk Pharmaceuticals, Inc. Dr. Öhrström joined the drug development team at Novo Nordisk A/S in 1990. Dr. Öhrström received an M.D. from the University of Copenhagen.

Suzanne M. Shema has served as our Senior Vice President, Intellectual Property and Legal Affairs since April 2003. Previously, Ms. Shema served as our Vice President, Intellectual Property and Legal Affairs from December 2001 to April 2003 and as Senior Director, Intellectual Property from May 2001 to December 2001. From February 2000 to May 2001, Ms. Shema served as General Counsel at aQuantive, Inc., an Internet advertising company. From July 1998 to February 2000, Ms. Shema served as corporate counsel at ZymoGenetics. From 1991 to March 1998, she served as Associate General Counsel at Research Corporation Technologies, Inc., a technology management company. From 1989 to 1991, Ms. Shema served as Associate General Counsel at NeoRx Corporation, a biotechnology company. From 1985 to 1988, she served as an associate at the law firm of Seed and Berry. Ms. Shema received a B.S. in Chemistry from the University of Texas, an M.S. in Chemistry from the University of Washington and a J.D. from the University of Washington School of Law.

Mark D. Young, Ph.D. has served as our Senior Vice President, Technical Operations since December 2001. From February 1999 to December 2001, Dr. Young served as Chief Operating Officer at Biomira, Inc., a biotechnology company. From November 1997 to February 1999, he served as a consultant to various biotechnology companies. From 1995 to September 1997, Dr. Young served as Vice President, Technical Operations at Protein Design Labs, Inc., a biotechnology company. From 1985 to 1995, Dr. Young served in various capacities at Synergen, including Executive Vice President, Technical Operations from 1993 to 1995, Vice President, Process Development from 1989 to 1993 and Director, Fermentation Development from 1985 to 1989. Dr. Young received a B.S. in Chemical Engineering from the University of Nebraska, an M.S. in Chemical Engineering from Columbia University and a Ph.D. in Chemical Engineering from the University of Michigan.

George B. Rathmann, Ph.D. has served as our Chairman of the Board since December 2000 and as one of our directors since May 2000. Since February 2000, Dr. Rathmann has served as Chairman of the Board of Hyseq, Inc., a biotechnology company, and its successor company through merger, Nuvelo, Inc. From May 2000 to March 2001, he served as Chief Executive Officer of Hyseq and, from May 2000 to January 2001, he served as its President. From 1990 to June 2000, he served as Chairman of the Board of ICOS Corporation, a biotechnology company which he co-founded in 1990, and, from 1991 to June 1999, he served as Chief Executive Officer and President of ICOS. From 1980 to 1990, Dr. Rathmann served as President and Chief Executive Officer of Amgen, which he co-founded in 1980, and, from 1986 to 1990, he also served as Chairman of the Board of Amgen. From 1977 to 1980, Dr. Rathmann served as a Divisional Vice President of Abbott Laboratories, Inc., a health care products manufacturer and, from 1975 to 1977, he served as Director of

Research and Development of the Diagnostics Division of Abbott. Dr. Rathmann received a B.S. in Physical Chemistry from Northwestern University and an M.S. and Ph.D. in Physical Chemistry from Princeton University.

David I. Hirsh, Ph.D. has served as one of our directors since November 2000. Dr. Hirsh has served as the Executive Vice President for Research at Columbia University since September 2003. From 1990 to September 2003, he was the Robert Wood Johnson, Jr. Professor and Chairman of the Department of Biochemistry and Molecular Biophysics at the College of Physicians and Surgeons of Columbia University. From 1984 to 1990, he served as Executive Vice President of Research at Synergen. From 1971 to 1985, he served as a Professor at the University of Colorado. Dr. Hirsh received a B.A. in Biology from Reed College and a Ph.D. in Biochemistry from Rockefeller University.

Jonathan S. Leff has served as one of our directors since November 2000. Since January 2000, Mr. Leff has served as a General Partner of Warburg, Pincus & Co., which is the Managing Partner of Warburg Pincus LLC, and as a Managing Director of Warburg Pincus LLC, a private equity investment firm. From January 1999 to December 1999, Mr. Leff served as a Vice President of Warburg Pincus LLC and served as an Associate from July 1996 to December 1998. Mr. Leff currently serves as a director of InterMune, Inc. and Transkaryotic Therapies, Inc. Mr. Leff received a B.A. in Government from Harvard College and an M.B.A. from Stanford University.

Kurt Anker Nielsen has served as one of our directors since June 1997. From December 2000 to his retirement in September 2003, Mr. Nielsen served as Co-Chief Executive Officer of Novo A/S. From 1996 to December 2000, he served as Deputy Chief Executive Officer of Novo Nordisk A/S. Mr. Nielsen has held numerous positions at Novo Nordisk A/S since joining the company in 1974. From 1989 to December 2000, he served as its Chief Financial Officer; from 1985 to 1989, as Executive Vice President of Corporate Finance; from 1984 to 1985, as Vice President of Corporate Planning and Communications; and from 1977 to 1984, as Head of the Corporate Planning Department. From 1973 to 1974, Mr. Nielsen served as a management consultant at Booz, Allen and Hamilton of Scandinavia, a management consulting firm. From 1972 to 1973, he served as a business economist at Carlsberg A/S, a Danish brewing company. Mr. Nielsen currently serves as a director of Coloplast A/S, DakoCytomation A/S, Novo A/S, Novo Nordisk A/S, Novozymes A/S and TDC A/S. Mr. Nielsen received a B.A. in Economics and an M.A. in Commerce from the Copenhagen Business School.

Edward E. Penhoet, Ph.D. has served as one of our directors since May 2000. Since July 2002, Dr. Penhoet has served as the Chief Program Officer, Science and Higher Education of the Gordon and Betty Moore Foundation. Since September 2000, Dr. Penhoet has been a director of the Alta Biopharma II Fund at Alta Partners, a venture capital firm. He served as Dean of the School of Public Health at the University of California, Berkeley from July 1998 to July 2002. From May 1998 to February 2001, he served as Vice Chairman of the Board of Chiron Corporation, a biotechnology company, which he co-founded in 1981. From 1981 to May 1998, he served as President, Chief Executive Officer and a director of Chiron. From 1971 to 1981, he was a faculty member in the Department of Biochemistry at the University of California, Berkeley. Dr. Penhoet currently serves as a director of Chiron and several privately held companies. Dr. Penhoet received a B.A. in Biology from Stanford University and a Ph.D. in Biochemistry from the University of Washington.

Lori F. Rafield, Ph.D. has served as one of our directors since November 2000. Since September 1999, she has served as a Partner at Apax Partners, Inc., a private equity firm, and its predecessor company, Patricof & Co. Ventures, Inc. From March 1998 to September 1999, she served as a Principal at Patricof & Co. Ventures. From January 1996 to January 1998, Dr. Rafield was a Principal at Robertson Stephens, Inc., an investment banking firm. From 1992 to 1995, she was an Affiliate at Institutional Venture Partners, a venture capital firm. Dr. Rafield received a B.S. in Microbiology from Pennsylvania State University, a Ph.D. in Microbiology from the University of Virginia Medical School and was a postdoctoral fellow at Harvard Medical School.

Lars Rebien Sørensen has served as one of our directors since January 1996. Mr. Sørensen has served as President and Chief Executive Officer of Novo Nordisk A/S since November 2000. From 1994 to November

2000, he was a member of Corporate Management at Novo Nordisk A/S. From 1989 to 1994, he served as President, International Operations of the Bioindustrial Group of Novo Nordisk A/S. Mr. Sørensen joined the Enzymes Marketing Department of Novo Nordisk A/S in 1982. He currently serves as a director of Scandinavian Airlines System AB. Mr. Sørensen received a B.Sc. in International Economics from the Copenhagen Business School and an M.A. in Forestry from the Royal Danish Veterinary and Agricultural University.

The Board is divided into three classes, with one class of directors elected to a three-year term at each annual meeting of shareholders. All of our current directors were elected pursuant to a shareholders’ agreement, effective November 10, 2000. Pursuant to this agreement, we will nominate and Novo Nordisk Pharmaceuticals, Inc. will vote its shares in favor of two directors designated by Warburg, Pincus Equity Partners, L.P. and certain of its affiliates as long as Warburg Pincus Equity Partners and these affiliates continue to hold at least 75% of the shares of our common stock issued to Warburg Pincus Equity Partners and these affiliates upon conversion of our Series B preferred stock at the time of our initial public offering, or one director if Warburg Pincus Equity Partners and these affiliates continue to hold at least 50% of these shares. Similarly, we will nominate and Warburg Pincus Equity Partners and certain of its affiliates will vote its shares in favor of two directors designated by Novo Nordisk Pharmaceuticals as long as Novo Nordisk Pharmaceuticals, together with its affiliates, continues to hold at least 75% of the total number of shares of common stock held as of November 10, 2000 together with those shares of common stock resulting from the conversion of our Series A preferred stock, or one director if Novo Nordisk Pharmaceuticals continues to hold at least 50% of these shares of common stock. The current directors designated by Warburg Pincus Equity Partners and its affiliates are Dr. Hirsh and Mr. Leff and the current directors designated by Novo Nordisk Pharmaceuticals are Messrs. Nielsen and Sørensen.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 1, 2003, as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known by ZymoGenetics to beneficially own 5% or more of our common stock;

•	each director of ZymoGenetics;

•	each executive officer of ZymoGenetics named for whom compensation information is given in the Summary Compensation Table in our proxy statement for our 2003 annual meeting, which is incorporated by reference into this prospectus supplement; and

•	all directors and executive officers of ZymoGenetics as a group.

Beneficial Owner	Shares Beneficially Owned(1)	Percent Beneficially Owned
		Percent of Class(2)	After Offering
Novo Nordisk Pharmaceuticals, Inc.(3) 100 College Road Princeton, NJ 08540	21,759,861	47.0%	41.6%

Warburg, Pincus Equity Partners, L.P.(4)	7,223,760	15.6	13.8
466 Lexington Avenue New York, NY 10017

Apax Partners, Inc.(5) 445 Park Avenue, 11th Floor New York, NY 10022	2,840,398	6.1	5.4

Wellington Management Company, LLP(6)	2,490,677	5.4	4.8
75 State Street Boston, MA 02109

Bruce L.A. Carter, Ph.D.(7)	965,500	2.1	1.8

Frank D. Collins, Ph.D.(8)	245,250	*	*

James A. Johnson(9)	231,750	*	*

George B. Rathmann, Ph.D.(10)	761,634	1.6	1.5

David I. Hirsh, Ph.D.	42,252	*	*

Jonathan S. Leff(11)	7,237,112	15.6	13.8

Kurt Anker Nielsen(12)	21,773,213	47.1	41.7

Edward E. Penhoet, Ph.D.(8)	137,102	*	*

Lori F. Rafield, Ph.D.(13)	2,853,750	6.2	5.5

Lars Rebien Sørensen(12)	21,773,213	47.1	41.7

Directors and executive officers as a group (13 persons)(14)	34,718,311	71.6	63.8

*	Less than 1% of the outstanding shares of common stock.
(1)	Beneficial ownership is determined in accordance with rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Based on a total of 46,252,465 shares of common stock outstanding as of September 1, 2003.
(3)	Includes 866,541 shares held by Novo A/S. Novo A/S is the controlling shareholder of Novo Nordisk A/S and Novo Nordisk A/S is the parent company of Novo Nordisk of North America, Inc., which is the parent company of Novo Nordisk Pharmaceuticals, Inc.
(4)	Warburg, Pincus Equity Partners, L.P. includes three affiliated partnerships. Warburg, Pincus & Co. is the sole general partner of Warburg, Pincus Equity Partners, L.P., which is managed by Warburg Pincus LLC. Warburg, Pincus Equity Partners, L.P., Warburg, Pincus & Co. and Warburg Pincus LLC have shared voting and dispositive power with respect to these shares. The information provided in this footnote is based on information contained in a Schedule 13G filed with the Commission by Warburg, Pincus Equity Partners, L.P. on February 13, 2003.
(5)	Apax Partners, Inc., formerly Patricof & Co. Ventures, Inc., includes four related entities, which collectively hold 2,840,398 shares. Apax Partners, Inc. is the sole general partner of these entities and may be deemed to have shared voting and dispositive power with respect to the shares held by each of these entities. Excludes 1,348,131 shares held by funds managed or advised by Apax Partners & Co., Ltd. (UK), a firm associated with Apax Partners, Inc. The information provided in this footnote is based on information contained in a Schedule 13G filed with the Commission by Apax Partners, Inc. on February 10, 2003.
(6)	Based on information contained on a Form 13F filed with the Commission by Wellington Management Company, LLP on August 14, 2003.
(7)	Includes 810,000 shares subject to options exercisable within 60 days of September 1, 2003.
(8)	Represents shares subject to options exercisable within 60 days of September 1, 2003.
(9)	Includes 177,750 shares subject to options exercisable within 60 days of September 1, 2003.
(10)	Includes 400,000 shares held by the George B. and Francis J. Rathmann Trust DTD 9/4/89. Also includes 265,352 shares subject to options exercisable within 60 days of September 1, 2003.
(11)	Jonathan S. Leff, one of our directors, is a general partner of Warburg, Pincus & Co. and a managing director and member of Warburg Pincus LLC. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by the Warburg Pincus entities. 7,223,760 shares indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Also includes 13,352 shares subject to options exercisable within 60 days of September 1, 2003.
(12)	Mr. Nielsen, one of our directors, was Co-Chief Executive Officer of Novo A/S as of September 1, 2003, and Mr. Sørensen, also one of our directors, is the Chief Executive Officer of Novo Nordisk A/S, and thus each of Messrs. Nielsen and Sørensen may be deemed to have shared voting and investment power with respect to shares held by Novo Nordisk Pharmaceuticals, Inc. and Novo A/S as of September 1, 2003. Each of Messrs. Nielsen and Sørensen disclaims beneficial ownership of the shares held by these entities. For each of Messrs. Nielsen and Sørensen, also includes 13,352 shares subject to options exercisable within 60 days of September 1, 2003.
(13)	Lori F. Rafield, one of our directors, is a general partner of Apax Partners, Inc., formerly Patricof & Co. Ventures. Dr. Rafield may be deemed to have shared voting and investment power with respect to the 2,840,398 shares held by the entities affiliated with Apax Partners, Inc. Dr. Rafield disclaims beneficial ownership of all shares held by the entities affiliated with Apax Partners, Inc. Also includes 13,352 shares subject to options exercisable within 60 days of September 1, 2003.
(14)	Includes 2,159,006 shares subject to options exercisable within 60 days of September 1, 2003.

UNDERWRITING

We intend to offer the shares of common stock through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Pacific Growth Equities, LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bear, Stearns & Co. Inc.
Pacific Growth Equities, LLC
U.S. Bancorp Piper Jaffray Inc.

Total	6,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to ZymoGenetics, Inc.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $400,000 and are payable by us.

Over-allotment Option

We have granted an option to the underwriters to purchase up to 900,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

We, our directors and executive officers, and entities related to Warburg, Pincus Equity Partners, L.P., Apax Partners, Inc. and Novo Nordisk A/S have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch and Bear, Stearns & Co. Inc. Specifically, we and these other individuals and entities have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	file a registration statement under the Securities Act of 1933, as amended, related to the common stock, or

•	enter into any swap or any other agreement or transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

The shares are quoted on The Nasdaq National Market under the symbol “ZGEN.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common stock is completed, Commission rules may limit the underwriters from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not a part of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these previous transactions.

LEGAL MATTERS

We are being represented by Perkins Coie LLP, Seattle, Washington. Certain legal matters in connection with this offering will be passed on for the underwriters by Latham & Watkins LLP, Menlo Park, California.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the Commission. These documents may be read and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can get further information about the Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a website at www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the Commission.

This prospectus supplement is part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933, as amended. As permitted by the Commission, this prospectus supplement does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement on Form S-3 that may be obtained from the locations described above. Statements contained in this prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference into the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and certain information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we complete our offering of the securities:

•	our annual report on Form 10-K for the year ended December 31, 2002, as filed with the Commission on March 28, 2003, including the amendment to this annual report on Form 10-K/A as filed with the Commission on July 18, 2003;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, as filed with the Commission on May 12, 2003;

•	our quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, as filed with the Commission on August 7, 2003;

•	our definitive proxy statement on Schedule 14A, as filed with the Commission on April 18, 2003 in connection with our 2003 annual meeting; and

•	the description of our common stock contained in our registration statement on Form 8-A, as filed with the Commission on January 10, 2002 under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating that description.

Documents incorporated by reference, excluding exhibits, are available from us without charge. You may obtain documents incorporated by reference by requesting them in writing from ZymoGenetics, Inc., 1201 Eastlake Avenue East, Seattle, Washington 98102, Attention: Investor Relations Department, or by calling  (206) 442-6600.

PROSPECTUS

$150,000,000

COMMON STOCK

ZymoGenetics, Inc. may offer shares of its common stock, no par value per share, from time to time. The common stock offered by this prospectus will have an aggregate public offering price of up to $150,000,000.

You should read this prospectus and any prospectus supplement carefully before you invest. We may not use this prospectus to sell securities unless it includes a prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol “ZGEN.” On July 23, 2003, the closing sale price of our common stock as quoted on the Nasdaq National Market was $13.85 per share.

Investing in our securities involves a high degree of risk. See the section entitled “Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price” that appears in our annual report on Form 10-K for the year ended December 31, 2002, as well as the section entitled “Risk Factors” that appears in any prospectus supplement accompanying this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “Commission”) using a shelf registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the Commission and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

ZYMOGENETICS, INC.

ZymoGenetics is a biopharmaceutical company focused on the discovery, development and commercialization of therapeutic proteins for the prevention or treatment of human diseases. Using a product discovery engine, comprising genomics, bioinformatics, protein chemistry and preclinical biology, we have generated a broad pipeline of proprietary product candidates. We intend to commercialize these product candidates through internal development, collaborations with partners, and out-licensing of patents from our extensive patent portfolio.

We were incorporated in the State of Washington on June 22, 1981. Our principal executive offices are located at 1201 Eastlake Avenue East, Seattle, Washington 98102. Our telephone number is (206) 442-6600. Our web site is www.zymogenetics.com. Information contained on our web site does not constitute a part of this prospectus. Unless the context requires otherwise, in this prospectus the terms “ZymoGenetics,” “we,” “us” and “our” refer to ZymoGenetics, Inc. In addition, references to “Novo Nordisk” include references to Novo A/S, Novo Nordisk A/S, Novo Nordisk of North America, Inc., Novo Nordisk Pharmaceuticals, Inc., Novo Industri A/S, Novozymes A/S and Novo Nordisk A/S, Enzymes Business. “ZYMOGENETICS” is a registered trademark of ZymoGenetics. This prospectus also includes trademarks, trade names and service marks of other companies. Use by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus, in any prospectus supplement and in the documents incorporated by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of those terms or comparable terminology. Forward-looking statements involve risks and uncertainties, such as our objectives, forecasts, expectations and intentions. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all forward-looking statements in this prospectus, in any prospectus supplement, in the documents incorporated herein by reference and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to review any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The section entitled “Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price” that appears in our annual report on Form 10-K for the year ended December 31, 2002, as well as the section entitled “Risk Factors” that appears in any prospectus supplement accompanying this prospectus, describe some, but not all, of the factors that could cause our actual results to differ materially from expected and historical results.

USE OF PROCEEDS

Unless otherwise indicated in any accompanying prospectus supplement, we expect to use the net proceeds from the sale of the offered securities for clinical and preclinical development of existing product candidates, discovery and development of additional product opportunities and working capital and other general corporate purposes. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 180,000,000 shares of common stock, no par value, and non-voting common stock, no par value, of which 150,000,000 shares are designated as common stock and 30,000,000 shares are designated as non-voting common stock. In addition, we are authorized to issue up to 30,000,000 shares of preferred stock, no par value. The following summary of some of the provisions of the common stock, preferred stock and non-voting common stock is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our articles of incorporation and bylaws.

Common Stock

As of June 30, 2003, there were 46,080,292 shares of common stock outstanding, held of record by 73 shareholders. The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to the preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock, together with any holders of non-voting common stock, are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors has the authority, without further action by the shareholders, to issue up to 23,460,232 shares of preferred stock in one or more series. Our board of directors also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock and the non-voting common stock. Our board of directors, without shareholder approval, may issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. Preferred stock could thus be issued with terms that could delay or prevent a change in control of ZymoGenetics or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Non-Voting Common Stock

Our board of directors has the authority to issue up to 20,899,200 shares of non-voting common stock. Non-voting common stock was originally issued to our former parent, Novo Nordisk, and currently there is no non-

voting common stock outstanding. Except as otherwise required by law, the holders of non-voting common stock are not entitled to notice of, or to vote at, any meeting of our shareholders or to vote upon any matter relating to our business or affairs. Subject to the preferences of any outstanding shares of preferred stock, the holders of non-voting common stock are entitled to receive ratably any dividends our board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of non-voting common stock, together with the holders of common stock, are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of non-voting common stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to the non-voting common stock. Shares of non-voting common stock that are converted into common stock will not be reissued as non-voting common stock.

Shareholders’ Agreement

All of our current directors were elected pursuant to a shareholders’ agreement, effective November 10, 2000. Pursuant to this agreement, we will nominate and Novo Nordisk Pharmaceuticals, Inc. will vote its shares in favor of two directors designated by Warburg, Pincus Equity Partners, L.P. and certain of its affiliates as long as Warburg, Pincus Equity Partners and these affiliates continue to hold at least 75% of the shares of our common stock issued to Warburg, Pincus Equity Partners and these affiliates upon conversion of our Series B preferred stock at the time of our initial public offering, or one director if Warburg, Pincus Equity Partners and these affiliates continue to hold at least 50% of these shares. Similarly, we will nominate and Warburg, Pincus Equity Partners and certain of its affiliates will vote its shares in favor of two directors designated by Novo Nordisk Pharmaceuticals as long as Novo Nordisk Pharmaceuticals, together with its affiliates, continues to hold at least 75% of the total number of shares of common stock held as of November 10, 2000 together with those shares of common stock resulting from the conversion of our Series A preferred stock, or one director if Novo Nordisk Pharmaceuticals continues to hold at least 50% of these shares of common stock.

In addition, for a period of seven years after the date of the shareholders’ agreement, neither Novo Nordisk nor its affiliates may acquire beneficial ownership of any shares of our common stock if, as a result of such acquisition, Novo Nordisk and its affiliates would beneficially own more than 49% of our outstanding voting securities. Novo Nordisk’s restriction on acquisition of shares does not apply to any acquisition that is approved by a majority of the members of our board of directors (not including any designees or affiliates of Novo Nordisk).

Registration Rights

Pursuant to an investors’ rights agreement, certain holders of our common stock are entitled to registration rights under the Securities Act with respect to their shares of common stock if we propose to register any of our common stock. Such holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. In addition, such holders are entitled to require us to file a registration statement under the Securities Act at our expense. Furthermore, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to decline to effect such a registration if the anticipated aggregate offering price in such registration is below a minimum amount.

Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law

Issuance of Preferred Stock.    As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election and Removal of Directors.    Our articles of incorporation provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders. In addition, our directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Shareholder Meetings.    Our articles of incorporation provide that our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote at such meeting. Additionally, our board of directors, the chairman of the board, the Chief Executive Officer and the President each may call special meetings of shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals.    Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Washington Law.    Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “ZGEN.”

PLAN OF DISTRIBUTION

We may sell the offered securities to or through underwriters or dealers, through agents, directly to other purchasers, or through a combination of these methods. We may distribute securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices at the time of sale; or

•	negotiated prices.

The applicable prospectus supplement will describe the specific terms of the offering of the securities, including:

•	the name or names of any underwriters, and, if required, any dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in a sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The applicable prospectus supplement will set forth the underwriter or underwriters with respect to a particular underwritten offering of securities and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

If a dealer is used in the sale of any of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the applicable prospectus supplement the name of the dealer and the terms of any such transactions.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth the terms of any such transactions. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. To the extent required, the applicable prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process used.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We may provide indemnification to underwriters, dealers, agents and others who participate in the distribution of the securities with respect to some liabilities, including liabilities arising under the Securities Act, and provide contribution with respect to payments that they may be required to make in connection with such liabilities.

If indicated in the applicable prospectus supplement, we may authorize underwriters or agents to solicit offers by specific institutions to purchase the securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

In all cases, we must approve the contracting institutions. The obligations of any purchaser under any payment and delivery contract will be subject to the condition that the purchase of the securities is not, at the time of delivery, prohibited by applicable law.

If any of the securities are sold to or through underwriters, the underwriters may make a market in those securities, as permitted by applicable laws and regulations. No underwriter is obligated, however, to make a market in those securities, and any market-making that is done may be discontinued at any time at the sole discretion of the underwriters. No assurance can be given as to the liquidity of, or trading markets for, any of the securities.

Some of the underwriters, dealers or agents, or their affiliates, may engage in transactions with or perform services for us in the ordinary course of business.

ERISA CONSIDERATIONS

ERISA stands for the Employee Retirement Income Security Act of 1974 and its amendments. ERISA imposes restrictions on many employee benefit plans and on their fiduciaries. Before purchasing any of these securities on behalf of a plan, a plan fiduciary should make sure that the plan’s governing documents permit the purchase. The plan fiduciary should also verify that the purchase is prudent, appropriate in view of the plan’s overall investment policy and its existing investments, and otherwise satisfies the plan fiduciary’s obligations under ERISA Section 404 and other applicable law.

In addition, ERISA Section 406 and Internal Revenue Code Section 4975 prohibit transactions involving a plan’s assets when the transaction is with a “party in interest” under ERISA Section 3(14) or a “disqualified person” under Code Section 4975. An underwriter and its affiliates involved in the sale of securities might be parties in interest or disqualified persons with respect to a plan purchasing securities. This is true because the underwriter or its affiliate provides services to the plan. ZymoGenetics might also be a party in interest or a disqualified person with respect to a plan purchasing securities.

A transaction to purchase securities that is prohibited under ERISA Section 406 or Code Section 4975 might result in personal liability for the plan’s fiduciaries, civil penalties being imposed on parties in interest or an excise tax being imposed on disqualified persons. In addition, if the plan asset involved in a prohibited transaction is an individual retirement account or an individual retirement annuity (each an “IRA”), the IRA would lose its tax-exempt status.

There are certain class exemptions from the prohibited transaction provisions of ERISA Section 406 and Code Section 4975, including:

•	prohibited transaction class exemption (PTCE) 75-1, Part II or Part III, exemptions for specific principal transactions involving sales or purchases of securities between plans and parties in interest;

•	PTCE 84-14, an exemption for specific transactions determined by an independent qualified professional asset manager;

•	PTCE 90-1, an exemption for specific transactions involving insurance company pooled separate accounts;

•	PTCE 91-38, an exemption for specific transactions involving bank collective funds;

•	PTCE 95-60, an exemption for specific transactions involving life insurance company general accounts; and

•	PTCE 96-23, an exemption for specific transactions involving in-house asset managers.

It is very important that a plan fiduciary considering the purchase of any of these securities involving a transaction with a party in interest or a disqualified person with respect to a plan make certain that a class or other exemption to the prohibited transaction provisions of ERISA Section 406 and Code Section 4975 applies to the purchase and holding of the securities.

Governmental plans and certain church plans (each as defined under ERISA) are generally not subject to the prohibited transaction rules described above. Such plans may, however, be subject to federal, state or local laws that may affect their investment in these securities. Any fiduciary of such a plan considering a purchase of these securities should determine the need for, and the availability if necessary of, any exemptive relief under all applicable laws.

Any fiduciary of any pension plan, IRA or other employee benefit plan who is considering the acquisition of any of these securities should consult with his or her legal counsel prior to acquiring such securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the common stock will be passed on for ZymoGenetics by Perkins Coie LLP, Seattle, Washington.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2002, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to ZymoGenetics’ related-party transactions as described in Note 5 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the Commission. These documents may be read and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can get further information about the Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a Web site at www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the Commission.

This prospectus is part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933, as amended. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement on Form S-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we complete our offering of the securities:

•	our annual report on Form 10-K for the year ended December 31, 2002, as filed with the Commission on March 28, 2003, including the amendment to this annual report filed with the Commission on July 18, 2003;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, as filed with the Commission on May 12, 2003;

•	our definitive proxy statement on Schedule 14A, as filed with the Commission on April 18, 2003 in connection with our 2003 annual meeting; and

•	the description of our common stock contained in our registration statement on Form 8-A, as filed with the Commission on January 10, 2002 under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating that description.

Documents incorporated by reference, excluding exhibits, are available from us without charge. You may obtain documents incorporated by reference by requesting them in writing from ZymoGenetics, Inc., 1201 Eastlake Avenue East, Seattle, Washington 98102, Attention: Investor Relations Department, or by calling (206) 442-6600.

6,000,000 Shares

Common Stock

PROSPECTUS

SUPPLEMENT

                    , 2003

Joint Book-Running Managers

Merrill Lynch & Co.	Bear, Stearns & Co. Inc.

Pacific Growth Equities, LLC	U.S. Bancorp Piper Jaffray